EXHIBIT 99.3

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 20, 2006

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Ballard/Ballard Generation Systems Inc. (“BGS”) Option Exchange Plan	39
DIVIDEND RECORD AND POLICY	39
DIRECTORS AND OFFICERS	40
Board of Directors	40
Board Composition	43
Corporate Governance	43
Board Orientation and Education	43
Shareholder Feedback and Communication	44
Board and Director Performance Evaluations	44
TSX and NASDAQ Compliance	44
Board Committees	44
Audit Committee	45
Management Development, Nominating & Compensation Committee	46
Corporate Governance Committee	47
Executive Officers	47
Shareholdings of Directors and Senior Officers	49
TRANSFER AGENT AND REGISTRAR	49
RISK FACTORS	49
ADDITIONAL INFORMATION	59
GLOSSARY	60

          This Annual Information Form contains forward-looking statements reflecting Ballard’s current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from several sources, including other fuel cell manufacturers, other advanced power technologies and existing power technologies, evolving markets for generating electricity and power for automotive vehicles, and our ability to access the capital required to execute our business plan.  These factors should be carefully considered and readers should not place undue reliance on Ballard’s forward-looking statements.  In addition to the disclosure contained in this Annual Information Form, investors are encouraged to review our 2005 Management’s Discussion and Analysis for an additional discussion of factors that could affect Ballard’s future performance.

BALLARD

          In this Annual Information Form, references to “Corporation”, “Ballard”, “BPS”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries.  Certain other terms used herein are defined in the attached Glossary.  All dollar amounts are in U.S. dollars unless otherwise indicated.

          Our principal business is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cells for a variety of applications.  A PEM fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can be obtained from natural gas, kerosene or other hydrocarbon fuels, or from water through electrolysis) with oxygen (from air), to produce electricity.  It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source  (see “Fuel Cells - How Fuel Cells Work”).  Ballard® fuel cells feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Our Corporate History and Corporate Structure

          The Corporation’s predecessor was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries.  In the course of investigating environmentally clean energy systems with commercial potential we began to develop PEM fuel cells.  The Corporation was formed on May 30, 1989 by the amalgamation of a group of affiliated companies under the Canada Business Corporations Act.  We have been developing PEM fuel cells and PEM fuel cell systems since 1983, and this has been our primary business since 1989.  See “Directors and Officers – Executive Officers” for details of our organizational structure.

Principal Subsidiaries and Alliances

We have three principal subsidiaries:

1.	Ballard GmbH, a German corporation that services our customers, and manages our European sales and business development activities;

2.	Ballard Power Systems Corporation, a Delaware corporation which develops electric drive systems and power electronics; and

3.	Ballard Material Products Inc., a Delaware corporation which develops and manufactures carbon fiber products for use in the automotive and fuel cell markets.

          The following chart shows our current shareholders, and our principal subsidiaries, their respective jurisdictions of incorporation and our share ownership in each of them, all as of March 20, 2006:

Notes

(1)	The Corporation holds a 49% interest in Ebara Ballard Corporation (“Ebara Ballard”), with the remaining 51% interest in Ebara Ballard being held by Ebara Corporation (“Ebara”).

Our head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and our registered office is located at 1700-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

OUR BUSINESS

          We are recognized as a world leader in PEM fuel cell development.  We are focused on the design, development, manufacture, sale and service of PEM fuel cells for a variety of applications.  Our mission is to make fuel cells a commercial reality.  Our goal is to be a leading supplier of high quality, competitively priced PEM fuel cells in our respective markets.  We have a significant intellectual property portfolio.

Recent History

          Automotive

          We completed a significant transaction with our principal shareholders, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), on August 31, 2005, which was an instrumental component of our strategy to focus on our core competencies of fuel cell design, development, manufacture, sales and service.  The transaction primarily consisted of the sale to DaimlerChrysler and Ford of our German subsidiary Ballard Power Systems AG (“BPS AG”), which carried on the business of designing, developing, manufacturing, selling and servicing support systems for vehicular fuel cells (“Vehicular Support Systems” and the “Vehicular Support Systems Business”).

          In connection with the separation of the Vehicular Support Systems Business from our vehicular PEM fuel cell and electric drive businesses, the transaction resulted in the following:

•	we retained all technology relating to PEM fuel cells;

•	we disposed of all technology relating to Vehicular Support Systems;

•

technology relating to interfaces between vehicular fuel cells and Vehicular Support Systems was retained, either by us or BPS AG, based on which party developed the technology.  Nonetheless, each party granted the other a royalty-free licence to use the other party’s technology for all applications;

•

all technology relating to the methods of external control of a PEM fuel cell to achieve a certain PEM fuel cell related outcome (“Stack Operation and Stack Control Logic”) was retained by us, unless developed by BPS AG between August 1, 2004 and August 31, 2005, in which case we received a royalty-free licence to such technology;

•

we retained all other technology, primarily consisting of electric drive and non-Vehicular Support Systems technology, but provided BPS AG with a royalty-free licence to certain non-Vehicular Support Systems technology for application in the Vehicular Support Systems Business; and

•

we released Ford from all of its future obligations relating to electric drives for hybrid vehicles, being vehicles, the tractive power for which is provided by a combination of an internal combustion engine (“ICE”) and an electric motor using electricity supplied by a source other than a fuel cell, such as a battery (an “ICE Hybrid”).

•	we received a royalty-free licence to use all of the technology retained by BPS AG, but solely for non-vehicular applications.

Consideration we received in connection with the transaction included:

•	DaimlerChrysler and Ford returning to us for cancellation an aggregate of 9.0 million of our common shares that they owned;

•

a forward sale agreement, which committed us to purchase DaimlerChrysler’s 49.9% interest in BPS AG in exchange for the issuance to DaimlerChrysler of approximately 7.6 million of our common shares, was cancelled;

•	we were reimbursed the sum of $29.3 million for BPS AG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction, net of other purchase price adjustments; and

•

as consideration for releasing Ford from its future obligations relating to electric drives for ICE Hybrid vehicles, Ford returned to us for cancellation approximately 3.0 million of our common shares that it owned.

          As a result of disposing of the Vehicular Support Systems Business, we amended the terms of our alliance with DaimlerChrysler and Ford by entering into a new alliance agreement (see “Strategic Alliances – Vehicular Alliances”).

          In connection with the completion of these transactions, we also entered into development agreements with DaimlerChrysler and Ford under which they agreed to provide funding for our next generation of PEM fuel cell and electric drive programs.  Pursuant to the development agreement with DaimlerChrysler and Ford pertaining to development of the next generation vehicular PEM fuel cell, we will invest up to $49 million to develop our next generation vehicular fuel cell, and DaimlerChrysler and Ford will jointly invest up to $37 million in the program, for a total program budget of up to $86 million as follows:

•

if the final budget for the next generation vehicular fuel cell program (the “NG VFC Program”) is less than $86 million, we will fund 57%, and DaimlerChrysler and Ford together will fund 43% of such final budget, with the difference being used for research for other future programs for vehicular fuel cells;

•

we will sell the products developed under the NG VFC Program to DaimlerChrysler and Ford, on their standard terms and conditions for the purchase of production goods, unless otherwise agreed to by the parties;

•

we will receive interim payments from each of DaimlerChrysler and Ford in accordance with a funding schedule, with 50% of funding received based on the work carried out by us and the remaining 50% subject to our percentage completion of the key requirements of each critical milestone;

•

if we fail to achieve critical milestones, we must fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the agreement during the remediation period, but DaimlerChrysler and Ford must reimburse us for any costs properly payable by them during such time, if and when such failure is fully remediated;

•

DaimlerChrysler and Ford will be entitled to terminate the NG VFC Program if we fail to meet the technical requirements of that program, and we do not remediate that failure. In certain circumstances, if we fail to achieve requirements of a remediation plan, DaimlerChrysler and Ford may instead take over responsibility for meeting such requirements under certain terms and conditions and, if they are successful, they will be entitled to recover from us certain costs incurred by them; and

•	we will own all intellectual property we develop under the NG VFC Program.

          Pursuant to the development agreement with DaimlerChrysler and Ford pertaining to the development of our next generation electric drive DaimlerChrysler and Ford will jointly invest up to $22 million as follows:

•

we will sell the products developed under the next generation electric drive program (the “NG E-Drive Program”) to DaimlerChrysler and Ford, on their standard terms and conditions for the purchase of production goods, unless otherwise agreed to by the parties;

•

we will receive payments from each of DaimlerChrysler and Ford based on the work carried out by us, which amounts are contingent on the completion of the work contemplated under the NG E-Drive Program up to the date of payment;

•

if we fail to achieve critical milestones, we must fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the agreement during the remediation period, but DaimlerChrysler and Ford must reimburse us for any costs properly payable by them during that time, if and when that failure is fully remediated;

•	DaimlerChrysler and Ford will be entitled to terminate the NG E-Drive Program if we fail to meet the technical requirements of the program, and we do not remediate that failure; and

•	we will own all intellectual property concerning electric drives that we develop under the NG E-Drive Program.

          Lastly, we have supplied heavy-duty PEM fuel cells for various bus demonstration programs, including DaimlerChrysler’s European Fuel Cell Bus Project as part of the Clean Urban Transport for Europe / Ecological City Transport System project (the “CUTE/ECTS Project”) and programs in Beijing, China, Perth, Australia and Santa Clara, California.  Except for the program in Santa Clara, DaimlerChrysler or its subsidiary EvoBus has provided all of the fuel cell buses for these demonstration programs.  As a result of our expertise and experience in providing field and warranty services for PEM fuel cells we entered into a bus services agreement with DaimlerChrysler (the “Bus Services Agreement”).  Under the Bus Services Agreement we have provided, or continue to provide, field and warranty services for the remaining terms of those demonstration programs for which DaimlerChrysler or EvoBus supplied fuel cell buses.  We retained and have since completed our obligations in respect of the demonstration program in Santa Clara, California.

          The Bus Services Agreement terminated with respect to the European cities on December 31, 2005, and will terminate with respect to Perth on September 12, 2006 and with respect to Beijing on October 31, 2007.  DaimlerChrysler may terminate the Bus Services Agreement at any time by giving us at least three months’ prior written notice.

          On March 2, 2006 we announced an $8.3 million contract to continue servicing 27 fuel cell buses operating under the CUTE/ECTS Project.  These fuel cell buses are operating in the cities of Amsterdam, Barcelona, London, Hamburg, Luxemburg, Madrid and Reykjavik as a one-year extension to the CUTE/ECTS Project.

          Cogeneration

          On September 29, 2005 we closed a transaction with Ebara and Ebara Ballard that covers a broad range of activities that will enhance our competitive position and commitment to the Japanese residential cogeneration market, and will provide funding for the development of our next generation residential cogeneration fuel cell system. Under its terms:

•

we will receive $18 million over four years for the ongoing development of the current and next generation 1 kW residential cogeneration fuel cell, subject to the completion of the work pursuant to technical milestones under the development program;

•

Ebara Ballard will gain rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cells in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market;

•	we will retain all rights related to stationary cogeneration fuel cell markets outside of Japan; and

•

we will receive an equity investment from Ebara of $11.7 million in two equal payments. The first half of the equity investment was received at closing, with the payment by Ebara of $5,850,000 in exchange for 1,004,178 of our common shares. The second half of the equity investment is expected to be made in September 2006.

Strategy

          We build value for our shareholders by developing industry-leading fuel cell technology to meet the needs of near and long term markets, both automotive and non-automotive.  We are focused on our core competencies of fuel cell design, development, manufacture, sales and service.  By using our automotive fuel cell as a platform we believe we can deliver superior cost, durability, performance and reliability, which will enable us to become the supplier of choice for our chosen non-automotive applications.

          We are focused on markets that are characterized by large volume potential and where the social, economic and environmental advantages of fuel cell adoption are supported by government incentives, funding and regulatory drivers.  We operate in three market segments:

1.	Power Generation: PEM fuel cells for the residential cogeneration, materials handling and back-up power markets;

2.	Automotive: PEM fuel cells and electric drives for fuel cell vehicles; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDLs”) for PEM fuel cells.

          In 2005 we undertook the following strategic initiatives to reposition ourselves to more effectively grow shareholder value:

•

We sharpened our focus on our core competencies of fuel cell design, development, manufacture, sales and service by selling BPS AG, to DaimlerChrysler and Ford (see “Recent History”).  We also exited costly systems integration work with respect to back-up power.

•

We strengthened our key partnerships and secured up to $62 million in future development funding by renewing our automotive alliance with DaimlerChrysler and Ford, and restructuring our joint venture with Ebara in Japan (see “Recent History”).

•	We advanced our commercial strategy to partner with lead customers in order to lessen our product development costs and reduce our market entry risks.

•

We established improved transparency in technology reporting by publishing a five-year Technology “road map.”  This road map is one of the metrics by which our technology leadership will be measured, year over year, as we progress toward our goal of demonstrating commercially viable automotive fuel cell technology by 2010.  We believe this is a key step on the road to commercialization.

•

We strengthened our financial position by reducing our annual operating cash consumption.  In addition, as part of divesting BPS AG, we received $29 million in cash proceeds and reduced our issued and committed share capital by 15%.

Our Markets and Products

          Market and Regulatory Overview

          Globally.  Energy security, climate change and air quality continued to be important areas for government policy in 2005.  We expect governments to continue to play a positive role in supporting the research and development of mitigating technologies, enabling market access for related products and working collaboratively with industry to overcome barriers to commercialization.  Governments have supported product demonstrations, established supportive regulatory regimes, purchased fuel cell products, and supported continued research and development for fuel cells, hydrogen and related technologies.  Another key area of government involvement that has been, and will continue to be, critical to enabling commercialization is the support for the development and harmonization of codes, standards and permitting requirements for vehicles, infrastructure and buildings.

          United States.  A key event in 2005 in the United States was the passing into law of the Hydrogen and Fuel Cell Act of 2005.  It is a comprehensive, ten-year initiative aimed at accelerating programs that will lead to the wide-spread commercialization and adoption of hydrogen and fuel cell technology.  Advocating a balanced mix of research and development spending, demonstration programs, government purchase programs, and programs to establish codes and standards, the Hydrogen and Fuel Cell Act authorizes the expenditure of $4.2 billion over a five-year period or nearly $8 billion over a ten-year period.

          In 2004, the United States administration of President Bush began funding and implementing the announced $1.7 billion hydrogen and fuel cell initiative (to run for a five-year period from 2004 to 2008).  The initiative supports the administration’s Freedom CAR and Hydrogen Fuel Initiative and is largely being delivered through the United States Department of Energy (“DOE”).  Several competitive solicitation awards were announced in 2004 with Ballard benefiting from three awards.  Two of the awards were part of the DOE’s significant ($380 million) Technology Validation award to demonstrate fuel cell vehicles.  Both Ford and DaimlerChrysler were awarded funds to demonstrate their fleets in the United States and we will be the exclusive PEM fuel cell supplier for those fleets.  The third award we received was a $1.55 million contract to conduct research and development into high voltage DC-DC converters.

          Since 2001, the U.S. government has spent nearly $10 billion to develop cleaner, cheaper and more reliable alternative energy sources, and in his state of the union address in February 2006, President Bush announced the Advanced Energy Initiative.  The purpose of that initiative is to promote a 22% increase in clean energy research to forge breakthroughs in how we power our homes, offices and vehicles.

          The State of California is also leading the way in advancing hydrogen infrastructure proliferation with Governor Schwarzenegger’s Hydrogen Highway initiative.  The California Fuel Cell Partnership (“CaFCP”) is expected to continue to play a vital role in the roll-out of the Hydrogen Highway over the next several years. The CaFCP has also committed to support the implementation of the Hydrogen Highway initiative through its current programs and additional activities as required.

          The California Air Resources Board (“CARB”) is the leading environmental protection agency in the United States for regulating and “mandating” clean air and emissions solutions.  CARB’s zero emission vehicle (“ZEV”) regulations for light duty vehicles (and the subsequent extension to buses (“ZEB”)) have been instrumental in driving:

•	Investment in fuel cell technology and products;

•	Technological innovation; and

•	Vehicle deployment.

          Maintaining the ZEV and ZEB mandates is important because of the certainty they create regarding early commercialization.  For example, the ZEV mandate requires large car manufacturers to place a set number (10% of all vehicle sales) of zero or near zero emission vehicles on California roads annually starting in 2007.  2% of the mandates’ 10% requirement must be fulfilled with true ZEVs.  To meet that 2% requirement, manufacturers can produce a significant number of pure ZEVs (battery electric vehicles) or they can choose to place a much smaller number of fuel cell vehicles on the road.  The states of New York, Massachusetts, Maine, Vermont, New Jersey, Rhode Island and Connecticut have adopted California’s ZEV mandate.  These states are set to implement California’s ZEV rules in 2009.

          We anticipate the next major development in the ZEV regulations will be CARB’s fuel cell technology review to be conducted in late 2006 or early 2007.  In response to CARB’s ZEV and ZEB regulations, the large auto manufacturers filed a lawsuit to block the regulations claiming that the regulations targeted fuel efficiency and fuel economy (both of which are federally regulated).  The matter is now before the courts.

          Canada.  The Government of Canada began to roll-out new funding (in existing programs) utilizing the Cdn $215 million fund it announced in October 2003 to support the acceleration of fuel cell and hydrogen technology development and demonstration.  This funding helped establish the Hydrogen Highway in British Columbia and the Hydrogen Village in Toronto, Ontario.  The government also confirmed funding for a fleet of five Ford fuel cell vehicles to be operated as part of the Hydrogen Highway initiative in Vancouver, B.C.  These vehicles, all powered by Ballard® fuel cells, were introduced in May 2005.  The Canadian government is also considering implementing greenhouse gas (“GHG”) regulations similar to the ZEV and ZEB regulations in California.

          Japan.  In Japan, a variety of government programs supporting vehicle demonstrations, stationary power generation and fuel infrastructure development continued in 2005.  Under the Millennium Program, we continue to work closely with Ebara, through our joint venture, Ebara Ballard, to develop a 1 kW residential cogeneration fuel cell system.

Ebara Ballard was selected to advance to the next phase of development with Tokyo Gas and to commercialize its 1 kW natural gas fuelled residential cogeneration fuel cell system in Japan.  Ebara Ballard is also working with Nippon Oil to develop and commercialize a similar product fuelled by kerosene.

          In 2005, the Japanese government provided $25 million in subsidies for 2005 product introduction.

          China.  The Chinese government continues to focus more attention on hydrogen and fuel cells as solutions to China’s pressing energy supply demands, as well as its increasing air quality problems.  In addition to the demonstration of three Citaro fuel cell buses in Beijing powered by Ballard® fuel cells and jointly funded by the Chinese government and the United Nations Development Program (“UNDP”) the Chinese government is also committing funding to various research institutes and universities to develop fuel cell materials, fuel cells, systems and vehicles.

          Fuel Infrastructure Programs

          Through our involvement in organizations such as the CaFCP, the Canadian Transportation Fuel Cell Alliance and involvement in initiatives such as the California Hydrogen Highway and European Fuel Cell Bus Project (see “Automotive Markets – Buses”), we are collaborating with various parties to encourage the development of fuel distribution infrastructure for fuel cell vehicles.

          Product Overview

          We have developed a number of portable and stationary PEM fuel cell power generation systems and PEM fuel cells for transit buses and automobiles.  We also design, develop, manufacture, sell and service key components.  These components can be used in a variety of PEM fuel cell and non-fuel cell applications.  The nature of our products are such that the timing of commercialization of our products will largely be influenced by the market roll-out plans of our customers, as well as the development of a hydrogen infrastructure.  The following table lists the key PEM fuel cell and non-fuel cell products we currently produce or have under development or testing.

Market	Product	Application	Status

Power Generation	1 kW natural gas residential cogeneration power system (PEM fuel cell)	Residential power (Japan)	Limited commercial sales.

	1 kW kerosene residential cogeneration power system (PEM fuel cell)	Residential power (Japan)	Under development.

	Mark 9 SSL™ - 4 to 21 kW (PEM fuel cell)	Material handling and back-up power	Prototypes supplied for testing and evaluation.

Market	Product	Application	Status

	1.2 kW Nexa® power module (PEM fuel cell)	Various	Commercial sales, and sales for educational and research applications, and demonstration programs.

	AirGen™ fuel cell system (PEM fuel cell)	Portable and back-up power	Sales for educational and research applications, and demonstration programs.

Automotive	Light-duty PEM fuel cell	Automobiles and hybrid buses	Sales of prototypes for testing and fleet demonstration programs.

	Heavy-duty PEM fuel cell	Transit buses	In fleet demonstration and testing programs in 7 European Union cities; Perth, Australia; Beijing, China and Santa Clara, California.

	Mark 1100 series fuel cell module	Automobiles	Next generation product under development.

	Electric drive systems	Fuel cell vehicles	Sales of prototypes for testing and fleet demonstration programs. Next generation products under development.

		Airport ground support equipment and industrial vehicles	Commercial sales. In demonstration and testing programs.

Material Products	Carbon friction materials	Automobile automatic transmissions	Commercial sales.

	Gas diffusion layers	PEM fuel cells	Sales to fuel cell developers.

          Power Generation Markets

          We develop, manufacture and market a variety of fuel cell power generation applications and related products, including 1 to 21 kW portable fuel cells for power products and power electronics, in order to meet demands in a number of market segments. The residential cogeneration market in Japan fits well within our strategic criteria of large volume potential, strong driving forces for adoption and significant government funding and regulatory support.  We are also leveraging our proven automotive fuel cell technology into near to mid-term product development opportunities in emerging markets for fuel cells such as materials handling and back-up power.

          1 kW Residential Cogeneration Power Generator.  The Japanese cogeneration market is attractive for four key reasons: large volume potential, strong socio-economic drivers, significant government support, and the ability to access development funding from customers and partners.

          In Japan, the government-sponsored Millennium Project was formed to successfully commercialize fuel cell residential cogeneration systems.  The Millennium Project establishes clear technology and commercial targets, with several corporations competing to bring a 1 kW product to market in the near future.  The government is offering significant consumer subsidies to the companies that can successfully bring a 1 kW product that meets the government’s performance expectations to market.  We are participating in the project through Ebara Ballard, together with our customers.

          We are working with Ebara, through Ebara Ballard, to develop 1 kW natural gas and kerosene fuelled residential cogeneration stationary PEM fuel cell power generators targeted at the Japanese market.  The unit will supply up to 1 kW of electricity, as well as heat for hot water, while the utility grid will satisfy the electrical demand over 1 kW.  In January 2003, Ebara Ballard unveiled the first generation of its pre-commercial generator (third generation prototype), with a total system efficiency of 92% and 17% less volume than the second-generation prototype unit.  Ebara Ballard is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product.  We shipped fuel cells in 2004 and 2005 to support Tokyo Gas’s limited commercial launch and the Millennium Project.  To date, more than 100 Ballard-powered, natural gas fuelled residential cogeneration units have been demonstrated and tested in Japan.

          Mark 9 SSL™.  We are currently marketing and selling our Mark 9 SSL™ product for materials handling (such as forklifts) and back-up power applications.  Our Mark 9 SSL™ product is a scalable 4 to 21 kW fuel cell module that is based on our automotive PEM fuel cell technology.  The materials handling and back-up power markets are attractive as we are able to leverage our automotive PEM fuel cell technology into markets with less demanding operating conditions than is the case with vehicles and value propositions that are compelling to end users, at prices well above those required for commercialization in automotive markets.

          Fuel cells offer a compelling value proposition to operators of electric forklifts.  First, fuel cells provide full power for a worker’s entire shift, as opposed to batteries, which lose power over time.  This results in more lifts over the course of a worker’s shift.  Second, fuel cells can be refuelled in minutes, versus the hours it takes to recharge a battery.  Finally, there is no need for backup fuel cells, as there are for backup batteries, which means that commercial space can be redeployed for other purposes.

          In 2005, we announced two supply agreements to deliver 140 Mark 9 SSL™ fuel cells to our lead customers in the materials handling market, Cellex Power and General Hydrogen.  We also supply selected customers with versions of our Mark 9 SSL™ fuel cells for evaluation and testing in a variety of applications, including industrial vehicles and high altitude vehicles.

          Nexa® Power Module.  We launched our first commercial fuel cell product, the 1.2 kW Nexa® power module, in September 2001.  The Nexa® power module is designed for integration by original equipment manufacturers (“OEMs”) into a wide variety of industrial and consumer end-use product applications.  The power module consists of PEM fuel cells integrated with other key system components into a single unit.

          We have supplied more than 600 Nexa® power modules to customers in 22 countries, being primarily OEMs, and education and research institutions.  Through these sales many customers are learning about the operating advantages of fuel cells and, in the case of OEMs, how our fuel cells could enrich their product portfolios.

          AirGen™ Fuel Cell Generator.  We continue to offer the AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build awareness and promote the study of fuel cell technology in schools.  In 2004 we decided to suspend further development of our AirGen™ fuel cell generator as the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of the product line and the high product cost.

          Automotive Markets

          The ICE in automotive applications is a major source of air pollution and GHG emissions.  As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and many other industrialized nations.

          We believe the automotive market is a compelling case for the introduction of PEM fuel cell technology because of the global challenges – air quality, energy security, long-term energy supply and global climate change – which PEM fuel cells are uniquely positioned to address.  Development of automotive PEM fuel cell technology continues to gain momentum, driven not just by the social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers.  Together with our customers, we currently have more than 130 fuel cell-powered demonstration vehicles on the road - more than any other fuel cell developer.  Cars, buses and vans powered by our PEM fuel cells accumulated more than 2 million kilometers of on-road experience since January 2004.  The data accumulated from these trials is proving instrumental in the development of our next generation PEM fuel cells.

          As a result of regulations and initiatives in the United States and the performance characteristics of PEM fuel cells, we have focused initially on two areas of the automotive market: automobiles and buses.  It is our aim to set the industry standard for automotive PEM fuel cell technology.

          Automobiles.  In October 2001, we introduced our Mark 902 fuel cell module, which is based on the architecture of the Mark 900 series fuel cells first introduced to the market in January 2000.  The Mark 902 fuel cell module is the fourth generation of our automotive PEM fuel cells.  We first demonstrated that we could produce a PEM fuel cell that met automotive OEMs’ goals for volume, weight and power in 1995 with the introduction of the Mark 700 series fuel cells.  The Mark 900 series fuel cells enhanced the power density of the Mark 700 series fuel cells within a design that used lower cost materials and volume-manufacturing processes.  The Mark 902 fuel cell module continues the design trend of the Mark 900 series fuel cells with a lower cost design that is further optimized for volume-manufacturing, as well as having improved power density and scalability.  The Mark 902 fuel cell module can be used both in automotive and power generation applications, and is scalable from approximately 3 to 300 kW.  We are currently developing the next generation automotive fuel cell module, based on specifications and program plans developed together with DaimlerChrysler and Ford.

          In addition to our alliance partners DaimlerChrysler and Ford, we have supplied, and plan to continue to supply, Ballard® fuel cells to a number of automobile manufacturers for testing and evaluation, including Honda, Nissan and Volkswagen, among others.  In December 2002, we signed an agreement with Honda for the supply of up to 32 of our Mark 902 fuel cell modules and support services to support Honda’s fuel cell vehicle customer demonstration programs in the United States and Japan.  We completed delivery of these modules in 2004.

          Buses.  We have developed a 205 kW heavy-duty PEM fuel cell engine that is fuelled by hydrogen.  We supplied DaimlerChrysler with these engines to support its European Fuel Cell Bus Project.  Under this project, DaimlerChrysler’s subsidiary, EvoBus, delivered 30 fuel cell buses to transit authorities in 10 European cities (Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart) for use in transit service as part of the CUTE/ECTS Project.  The buses are part of a two-year program that was designed to introduce PEM fuel cell buses to the European market and allow the participating transit agencies to understand their use, operation and maintenance requirements.  In December 2003, we delivered an additional three heavy-duty PEM fuel cell engines to EvoBus for incorporation into fuel cell buses for use in Perth, Australia as part of a demonstration program.  These buses commenced regular revenue service in September 2004.

          We also delivered three heavy-duty PEM fuel cell engines to Gillig for incorporation into buses to be delivered to Santa Clara Valley Transit Authority in early 2004.  These buses entered revenue service in early March 2005.

          In 2004, we provided three heavy-duty PEM fuel cell engines to DaimlerChrysler for integration into buses for a project funded by China’s Ministry of Science & Technology, the Global Environmental Facility and the UNDP.  These three buses have been commissioned to begin operation in Beijing as part of a two-year demonstration.

          In January 2006, we secured an $8.3 million contract to service 27 of the fuel cell buses previously delivered by EvoBus as a one-year extension to the CUTE/UCTS Project.

          In order to better leverage our core technology development and in response to changes in market dynamics, we plan to support future bus projects with more heavily hybridized versions of our light duty automotive fuel cells.  We are in discussion with a number of parties on additional bus development and demonstration projects.  We do not plan to undertake any additional development of our current generation 205 kW heavy-duty PEM fuel cell engine.

          Electric Drive Systems.  An electric drive system converts raw electrical power provided by a power source, such as a PEM fuel cell engine or a battery, into mechanical energy for vehicle propulsion. Our electric drive systems have application in both fuel cell powered and battery powered on-road and off-road vehicles.

          We have supplied electric drive systems to DaimlerChrysler, Ford, Mazda Motor Corporation and Nissan for development and testing in their PEM fuel cell-powered vehicles.  We are currently developing the next generation electric drive system for fuel cell vehicles, based on specifications and program plans developed together with DaimlerChrysler and Ford.

          In addition to our automotive designs, we have developed an 80 Volt AC electric drive system specifically for airport ground support equipment applications.  Working with major U.S. airlines, we have developed this product to be consistent with the standard electric drive architecture used for medium-duty applications.

          Material Products

          We develop, manufacture and sell carbon fiber products for automotive applications, through our Material Products Division, which is a Tier 1 supplier to the automotive industry.  The primary carbon fiber products we produce are for automatic transmissions, as well as GDLs for use in PEM fuel cells.  The GDL is a key component of the membrane electrode assembly (“MEA”) and plays an important role in the overall performance and cost of a PEM fuel cell.  It is responsible for carrying the reactant gases to the electrocatalyst layers, and assists in the removal of water by-product.  In addition to playing a key role in water management, the GDL also provides a pathway for electrical conductivity and for effective heat removal from the MEA.

          Carbon fiber products are used to make lightweight composite materials for applications that require high temperature resistance, high strength, controlled conductivity and flow and excellent friction and wear properties.  Our carbon fiber products are also used in off-road and heavy-duty truck brakes and in precision drag systems for high performance fishing reels.  In  2002, we introduced a new family of carbon fiber paper products under the AvCarb™ trademark for GDL applications.  AvCarb™ carbon fiber papers are designed to be cost effective and to provide higher operating performance in PEM fuel cells.  The first two members of the family are AvCarb™ P-50 and AvCarb™ P-50T, which includes a Teflon® coating.  Both are manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems.  They are available in continuous rolls, and designed to enable MEAs to be manufactured using high speed automated assembly techniques.

          In 2005, we continued to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.  In 2006, we were awarded a four-year extension of this contract, valued at approximately $40 million.

          Revenues from Market Segments

          Our business operates in three market segments: Automotive, Power Generation and Material Products.  The following chart shows the percentage of total revenues derived from each segment, and the portion of revenues from each segment which arises from sales to investees and sales of products and services to other customers, for the years 2004 and 2005:

	2005	2004

Revenues from Automotive
Percentage of total revenues	62.0%	78.6%
Portion representing sales to customers other than investees	62.0%	78.6%
Portion representing sales to investees	Nil	Nil
Revenues from Power Generation
Percentage of total revenues	16.2%	5.5%
Portion representing sales to customers other than investees	9.5%	3.5%
Portion representing sales to investees	6.7%	2.0%
Revenues from Material Products
Percentage of total revenues	21.8%	15.9%
Portion representing sales to customers other than investees	21.8%	15.9%
Portion representing sales to investees	Nil	Nil

Strategic Alliances

          Automotive

          In 1997, we formed a strategic alliance with DaimlerChrysler for the development and commercialization of PEM fuel cells, PEM fuel cell engines and electric drive systems for use in cars, buses and trucks, and expanded the alliance in 1998 to include Ford (the “Vehicular Alliance”).

          In November 2001, we entered into a revised alliance agreement (the “Third Alliance Agreement”) with DaimlerChrysler and Ford.  Under the Third Alliance Agreement, we were responsible for the research, development, commercialization, manufacture, marketing, sale and servicing of vehicular PEM fuel cells, Vehicular Support Systems and electric drive systems.  In September 2003, we decided to reduce the financial risk associated with our Vehicular Support Systems Business.  At the same time, each of DaimlerChrysler and Ford expressed an interest in increasing its involvement in the development of Vehicular Support Systems for its fuel cell vehicles.  As a result, we began discussions with DaimlerChrysler and Ford regarding various ways to address each of our needs.  Over the course of multiple meetings and negotiations, the preferred solution which emerged was the sale of the Vehicular Support Systems Business to DaimlerChrysler and Ford.

          On August 30, 2005, we completed the sale of our Vehicular Support Systems Business to DaimlerChrysler and Ford (see “Recent History”).  Concurrently, we entered into a new alliance agreement (the “Fourth Alliance Agreement”) to reflect the amended rights, obligations and responsibilities of each of DaimlerChrysler, Ford and ourselves in the Vehicular Alliance.  Under the Fourth Alliance Agreement:

•	We are responsible for the research, development, commercialization, manufacture, marketing, sale and service of PEM fuel cells and electric drive systems for use in fuel cell vehicles;

•	We can sell PEM fuel cells and electric drive systems for any application, including vehicles, to customers other than DaimlerChrysler and Ford;

•

Subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of PEM fuel cells and, in the case of Ford, electric drive systems for fuel cell vehicles; and

•	Subject to certain limited exceptions, DaimlerChrysler and Ford must purchase PEM fuel cells for vehicles from us, and Ford must also purchase fuel cell electric drives for vehicles from us.

          The following is a summary of the other pertinent terms of the Fourth Alliance Agreement:

•

Ownership of Ballard shares.  Many of DaimlerChrysler and Ford’s rights are linked to maintaining ownership of certain of our common shares (the “Ballard Base Shares”).  Until November 30, 2007, DaimlerChrysler and Ford may not transfer any of their Ballard Base Shares other than to each other or in the event of a take-over bid by a third party.  Further, DaimlerChrysler and Ford may not, until November 30, 2007, transfer any of our other common shares they own without our consent, which consent may not be unreasonably withheld.  Neither DaimlerChrysler or Ford may dispose of any of its Ballard Base Shares unless it first offers to sell such shares to the other, and gives us notice of its intention to sell such shares.

•

Special Share Rights.  Certain decisions of our board of directors are subject to voting provisions (the “Limited Voting Provisions”) which require approval by a majority of the directors, including at least one of the directors appointed by DaimlerChrysler or Ford.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice, which majority need not include one of the directors appointed by DaimlerChrysler or Ford  (see “Share Capital – Class A Share and Class B Share” for details regarding the Limited Voting Provisions).

•

Restriction on further share purchases.  Neither DaimlerChrysler nor Ford may purchase any additional common shares in us if, following such purchase, their combined ownership of our outstanding common shares would exceed 42.5%, except in certain circumstances where a take-over bid has been made involving our outstanding common shares.

•

Non-Competition Restrictions.  We cannot compete with either of DaimlerChrysler and Ford in the research, development, manufacture, production, distribution, sale or servicing of Vehicular Support Systems.

•

DaimlerChrysler and Ford cannot compete with us in the research, development, manufacture, production, distribution, sale or servicing of PEM fuel cells.  Ford has also agreed not to compete with us with respect to electric drive systems for fuel cell vehicles.

•

As an exception to the non-competition provisions, DaimlerChrysler and Ford may conduct research independently on PEM fuel cells and in the case of Ford, fuel cell electric drive systems.  All results of this independent research must be made available to us and we have the right to acquire any intellectual property resulting from it at cost.  The developing party cannot commercially exploit the results of the independent research in areas governed by the non-competition obligations.

•

Exclusive Purchase Obligations.  Under the Vehicular Alliance, except in certain limited circumstances, we have the exclusive right to supply DaimlerChrysler and Ford with vehicular PEM fuel cells and, in the case of Ford, electric drive systems for fuel cell vehicles.  All sales of products by us to DaimlerChrysler or Ford must be made at arm’s length prices and terms, but in no case on less favourable terms and conditions than sales to any other arm’s-length party, taking into account cost, quality, quantity, delivery, performance and other relevant factors.

•

DaimlerChrysler’s and Ford’s exclusive purchase obligations are subject to their rights to obtain licenses from us to manufacture PEM fuel cells using our intellectual property.  Each of DaimlerChrysler and Ford have agreed however, that once their license rights have been exercised, they will continue to purchase at least 25% of their requirements for vehicular fuel cells from us, subject to meeting their reasonable requirements.

•

We have entered into development agreements with DaimlerChrysler and Ford for the next generation vehicular PEM fuel cell, and next generation PEM fuel cell electric drive system.  Each of DaimlerChrysler and Ford have agreed to exclusively purchase from us all of their requirements for the next generation electric drive system for their PEM fuel cell vehicles, subject to certain conditions.

•

Product Lead Times.  Lead times apply for products which incorporate intellectual property originally funded and developed by either DaimlerChrysler or Ford, and that we have purchased from them.  During such lead times, we cannot sell such products to any parties other than DaimlerChrysler and Ford.  The lead time provisions do not preclude us from developing pre-commercial products for, or selling those products to, other automotive manufacturers that fund separate development programs for such products.  No lead times exist for products which do not incorporate any intellectual property funded and developed by DaimlerChrysler or Ford.

•

Intellectual Property License.  DaimlerChrysler may obtain a royalty-bearing license to our vehicular PEM fuel cell and related Stack Operation and Stack Control Logic technology, at any time, after November 30, 2007.  DaimlerChrysler may also obtain a license to specific electric drive technology if (i) it has purchased the applicable electric drive products required by it for its commercial production of fuel cell powered vehicles from us and has committed to continue to do so; or (ii) after 2011 if DaimlerChrysler has not achieved commercial production of fuel-cell powered vehicles, but has purchased the applicable electric drive products required by it and has committed to continue to do so, and it continues to own it Ballard Base Shares at the time the request is made.

•

Ford may obtain a royalty-bearing license to our vehicular PEM fuel cell and related Stack Operation and Stack Control Logic technology if it has exclusively purchased from us all vehicular PEM fuel cell systems required by it for its commercial production of PEM fuel cell-powered vehicles and it continues to own its Ballard Base Shares and either: (i) after 2011 if Ford has not achieved commercial production of fuel cell-powered vehicles despite its reasonable efforts to do so and it continues to own its Ballard Base Shares at the time the request for the license is made; or (ii) after November 30, 2007 and after we have achieved regular series production of vehicular PEM fuel cells for commercial sales, and are unable or unwilling to supply Ford with such products.  Ford may also obtain a royalty-bearing license to our electric drive technology at any time after November 30, 2007.

•

Each of the licenses to be granted to DaimlerChrysler and Ford includes only those improvements which are made by us during the term of the Vehicular Alliance.  In addition, if DaimlerChrysler and Ford make improvements to technology to which they have a license, such improvements must be licensed back to us on a royalty-free basis.  The licenses to DaimlerChrysler and Ford will be perpetual, world-wide, non-exclusive, non-transferable and royalty-bearing.  If the relevant parties cannot agree on the terms and conditions of a license, including the license form and royalty amount, such terms and conditions may be settled by arbitration, and the royalty amount will be based on the amount that would be negotiated by parties at arm’s length.

•

We may acquire any technology developed by either DaimlerChrysler or Ford relating to their vehicular PEM fuel cell technology by paying 100% of the cost of developing that technology.  In addition, we may obtain a royalty-free licence to use any Stack Operation and Stack Control Logic technology developed by either DaimlerChrysler or Ford by paying 50% of the direct costs of developing that technology.

•

Vehicular Alliance Council.  The parties established a council (the “Vehicular Alliance Council”) comprised of representatives from each of DaimlerChrysler, Ford and Ballard that is responsible for overseeing and coordinating the Vehicular Alliance fuel cell program, proposing solutions for issues that may arise between the parties and implementing the processes for resolution of disputes and the termination of the Vehicular Alliance.

•

Resolution Process.  Where the parties are unable to agree on a technological issue with respect to a Vehicular Alliance program, the issue may be referred to the Vehicular Alliance Council for resolution. If the Vehicular Alliance Council cannot achieve unanimous agreement, then the issue may be referred to our board of directors.

•

If our board of directors decides that our suggested solution should be implemented and DaimlerChrysler and Ford determine not to adopt such solution, each of DaimlerChrysler and Ford will be released from its respective applicable non-competition obligations, but only to the extent necessary to implement its suggested solution for the technology that was the subject of the dispute as well as its respective purchase obligations in respect of products incorporating Ballard’s suggested solution. Each of DaimlerChrysler and Ford is required to take actions reasonably possible to minimize the scope and application of these releases to limit any negative impact on us. We have the right to acquire each of DaimlerChrysler’s and Ford’s intellectual property relating to PEM fuel cells arising out of the implementation of their suggested solution for the technology at their cost. If we exercise that right and implement DaimlerChrysler’s and Ford’s suggested technological solution, the limited releases granted to DaimlerChrysler and Ford will terminate. If we decide not to manufacture the product that would result from the implementation of DaimlerChrysler’s and Ford’s suggested technological solution, each of them will have the right to manufacture the particular product in question in connection with that Vehicular Alliance program and, if required, have a right to obtain a royalty-bearing licence to selected Ballard intellectual property necessary to implement such solution.

•

Term and Termination Rights.  The term of the Vehicular Alliance continues until 2021, and is subject to early termination by DaimlerChrysler or Ford in the event of a fundamental breach of the agreement by us.  If DaimlerChrysler or Ford commits a fundamental breach, either non-breaching party may cause the breaching party to exit the Vehicular Alliance, in which case its rights (but not its obligations or restrictions) are terminated and the Vehicular Alliance continues between the non-breaching parties.  In the event of a take-over bid of Ballard by a third party, DaimlerChrysler and Ford may tender into the bid and exit the Vehicular Alliance.

•

Under the Vehicular Alliance, in addition to the rights described above resulting from fundamental breach, each of DaimlerChrysler and Ford will have the right to exit the Vehicular Alliance in the event of the critical failure of a Vehicular Alliance fuel cell program, but only after the satisfaction of a number of significant pre-conditions designed to ensure that DaimlerChrysler and Ford have first exhausted in good faith all commercially reasonable remediation efforts.  If the exit mechanism is triggered, the Vehicular Alliance would be dissolved, resulting in a number of consequences, including the following:

•

each of DaimlerChrysler and Ford would lose all its licence rights to our technology, with the exception of a limited right to practice specifically requested intellectual property rights during a bridging period of such length as may be necessary to enable DaimlerChrysler and Ford to fulfill their respective commitments to customers for maintenance and servicing of existing fleets, but not for any other purpose;

	•	we would have complete freedom to enter into joint ventures or partnerships with other automotive OEMs;

	•	each of DaimlerChrysler and Ford would lose its special approval rights contained in the Limited Voting Provisions (see “Share Capital and Market For Securities – Class A and Class B Share”);

	•	each of DaimlerChrysler and Ford would lose its rights to appoint nominees to our board of directors;

	•	each of DaimlerChrysler and Ford would lose its officer removal rights;

	•	certain other provisions and restrictions, such as exclusive purchase obligations, non-competition restrictions and standstill provisions, would no longer apply; and

	•	we would no longer be able to purchase intellectual property developed through either DaimlerChrysler’s or Ford’s independent research efforts.

•

In addition, Ford will have the right to terminate all of our and Ford’s obligations to each other under the Vehicular Alliance in respect of electric drives in the event of a critical failure of the electric drive program, but only after satisfaction of a number of significant preconditions designed to ensure that the parties have first exhausted in good faith all commercially reasonable remediation efforts. If these obligations are terminated, we will continue to meet our delivery obligations to Ford pursuant to any then existing supply agreements for electric drives, unless otherwise directed by Ford. Also, under these circumstances, Ford will have no right to our intellectual property relating to electric drives, other than a right to specifically request such intellectual property during a bridging period of such length as may be necessary to enable Ford to fulfill its existing commitments for maintenance and servicing of existing fleets, but not for any other purpose.

          Cogeneration

          In 1998, we and Ebara formed a jointly owned Japanese company, Ebara Ballard, to develop, market and sell stationary fuel cell products for the Japanese market.  Ebara Ballard is currently focused on the development, manufacture, marketing and sale of 1 kW residential cogeneration fuel cell systems in Japan.   Our collaboration with Ebara, through Ebara Ballard, (the “Cogeneration Alliance”) has helped us integrate our PEM fuel cells into prototype products, provided access to end users in Japan and given us access to funding for the development of our residential cogeneration fuel cell products.

          Under the Cogeneration Alliance, with the initial formation of Ebara Ballard as well as the transaction completed in 2005 (see “Recent History – Cogeneration”), we and Ebara have each granted intellectual property licenses to Ebara Ballard for the production and manufacture of stationary fuel cell systems in Japan and in particular, the 1 kW residential cogeneration fuel cell system.  In 1998, we granted Ebara Ballard an exclusive, royalty-free license to our intellectual property to manufacture, market, sell, distribute and service stationary power systems (excluding the PEM fuel cell) in Japan.  As long as this license is in place, (a) Ebara Ballard must purchase PEM fuel cells exclusively from us, (b) we must sell PEM fuel cells for stationary fuel cell products in Japan only to Ebara Ballard, (c) neither Ebara nor Ebara Ballard can compete with Ballard in the business of PEM fuel cells, (d) Ebara cannot compete with Ebara Ballard or Ballard in the business of stationary PEM fuel cell power systems, and (e) Ballard cannot compete with Ebara Ballard in the business of stationary PEM fuel cell power systems in Japan.  In 2005, we granted Ebara Ballard a further exclusive, royalty-bearing license to our intellectual property to assemble, manufacture, sell and service the PEM fuel cells developed for the 1 kW residential cogeneration fuel cell power system, as more fully described under “Recent History – Cogeneration”.

          Ebara’s and our rights as shareholders of Ebara Ballard are governed by a shareholders’ agreement.  We and Ebara are entitled to representation on the board of directors of Ebara Ballard proportionate to our relative shareholdings in Ebara Ballard.  Ebara Ballard’s shareholders’ agreement provides for certain put/call rights in respect of each shareholder’s ownership, which may only be exercised in cases of default or where certain significant corporate actions have taken place against the objections of one of the shareholders.

          We continue to work with Ebara, Ebara Ballard and Tokyo Gas following the February 2005 Tokyo Gas limited commercial launch of the Ebara Ballard 1 kW residential cogeneration fuel cell system.  We are currently in the process of extending our collaboration agreement with Tokyo Gas through 2008.  Further, we are in the process of extending a collaboration agreement for an additional two years with Toho Gas, Japan’s third largest natural gas supplier, for the development of a similar PEM fuel cell power generator.  We are also working with Nippon Oil Company to develop a 1 kW kerosene residential cogeneration fuel cell system.

Joint Development Agreements and Related Investments

          To further our technology leadership and customer base in the fuel cell industry we have established external relationships to advance our product development efforts.  We look for opportunities to increase the speed of commercialization of our products, to advance technology development and to enhance our intellectual property position.  Further, we strive to add to our manufacturing base, accelerate cost reduction, add value to our product offerings and access new markets for our products.  We have developed several relationships over recent years to execute this strategy.

          In June 2002, we entered into an exclusive joint development with Ebara to develop pilot scale manufacturing processes and equipment for our proprietary BAM® Grafted proton exchange membrane.  This agreement combines Ebara’s core processing and manufacturing capabilities with our expertise in membrane development.  The agreement has been extended through November 30, 2006 and since its inception, all development by the parties has been jointly funded. This commitment of Ebara and Ballard has provided substantial additional funding and expertise in membrane production and the related process controls. During 2005 Ebara demonstrated its pilot-scale manufacturing capabilities and further collaboration continues to improve performance and durability of the membrane.

          In June 2001, we entered into a joint development and supply agreement with Graftech Inc. (now called Alternative Energy Technology Inc. (“AET”)), a wholly-owned subsidiary of UCAR International Inc. (now called Graftech International Ltd.), for the development of graphitic materials and components for use in fuel cells, including flow field plates.  This joint development agreement, which is effective until 2011, expands on an initial collaboration we established with AET in 1999 regarding the use of flexible graphite materials in flow field plates for PEM fuel cells.  We also extended our previous supply agreement with AET to 2015, whereby AET will be our exclusive manufacturer and supplier of natural graphite-based material for our fuel cells, including GRAFCELL™ advanced flexible graphite for use in flow field plates of our Mark 900 series fuel cell modules.  In 2001 we also became an investor in AET, by investing $5 million for a 2.5% ownership interest, to support fuel cell development and commercialization.

          Chrysalix

          In 2001, we formed Chrysalix Energy Limited Partnership (“Chrysalix”) with Shell Hydrogen and Westcoast Energy (now Duke Energy) to promote and fund early stage companies with high growth potential in fuel cells and related systems, hydrogen infrastructure, maintenance and support services.  Since its inception, BOC Foundation, BASF Venture Capital GmbH, Mitsubishi Canada Ltd. and Boeing have also joined as limited partners. Both Duke Energy and Boeing have exited the partnership due to changes in each company’s strategic direction. Chrysalix operates independently of our partners and us, and offers client companies support in the form of technical knowledge, expert services and management.  We made a further investment of $0.2 million during 2005 and have to date invested a total of approximately $2.7 million.

Research and Product Development

          Our research and product development strategy is to develop critical proprietary technology to support our technology and product roadmaps, with respect to key components, subsystems and processes, including (1) PEM fuel cells, (2) electric drive systems, (3) power electronics and (4) carbon fiber products.  Cost reduction, durability, volumetric power density, reliability and other attributes such as freeze-start capability are fundamental requirements for our products to be successful in their respective markets.  To meet customer requirements and deliver shareholder value, we operate under a technology and product portfolio management process that is based on industry best practices of increasing the focus and speed of our research and product development execution to put products into the hands of our customers.  To achieve our cost reduction goals, we have concentrated on reducing material costs (including membranes, catalysts, GDLs and flowfield plates) and designing PEM fuel cells and components that utilize high-yielding, high volume manufacturing processes while continuing to meet the performance and reliability requirements for the targeted application.  We have also formed relationships with development partners to develop specific components and technologies for integration into PEM fuel cell products.  In conjunction with our technology management process, we are continually evaluating these relationships and where necessary, will amend and evolve our existing external relationships to reflect our increased focus on our core, near-term technology, without sacrifice to longer-term technology development.

          We have established an Alliance Research Committee pursuant to the Fourth Alliance Agreement with our partners DaimlerChrysler and Ford to pursue joint development activities that will advance fuel cell technologies for future automotive products.

          At the end of 2004, we made a significant breakthrough in PEM fuel cell technology with the accomplishment of a technology ‘hat-trick’ which comprised a 30% reduction in precious metal content of fuel cells, coupled with demonstrations of enhanced performance during freeze-start operation (from –20oC) and extended durability of more than 2,000 hours, using a dynamic cycle focused on next generation system operation.  This was the first in a series of annual demonstrations of advanced technology that we will pursue towards a target of demonstrating commercially-viable fuel cell  technology in 2010, that could be adopted by our automotive customers for use in future generation PEM fuel cell vehicles.

          We met our 2005 Technology Road Map targets by demonstrating automotive fuel cell stack technology at a cost of $73 per kW, freeze start capability at -25° C in 90 seconds, volumetric power density of 1,470 Wattsnet per litre and durability of more than 2,100 hours.

          PEM Fuel Cells

          Membranes.  Our PEM fuel cells use membranes that presently represent a substantial cost component.  We actively benchmark commercially available membranes and focus, with key partners, on the development of polymers and the fabrication of a series of improved membranes for PEM fuel cell applications to achieve performance that is equivalent to, or better than, commercially available materials, but at lower cost.  We also hold patents covering key chemical compositions and applications of the membrane.  Our other achievements in this area include significant reductions in cost, increased power density, development of manufacturing processes, achieving pilot-scale manufacturing capacity for the polymer used in the membrane, development of a pilot process for the manufacture of the membrane, and the expansion of the evaluation and use of the membrane across our line of product applications.   We have entered into a joint development agreement with Ebara to develop a pilot scale continuous manufacturing process for our proprietary BAM® grafted proton exchange membrane.

          Gas Diffusion Layers.  A GDL is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst.  The quality of the GDL plays an important role in the overall performance and cost of a fuel cell. We have significant internal capability to develop, design and manufacture low-cost, continuous GDLs.  This capability, in combination with our competence in membrane, bipolar plate design, electrocatalyst layers and sealing technologies, further establishes our ability to provide solutions to increase power density, enhance durability and reliability, and reduce the cost of our PEM fuel cells.  We develop and manufacture GDLs for use in fuel cell products.  These products are marketed to other fuel cell and MEA developers for use in their products.  These materials are available in continuous rolls.  We continue to improve on our GDL designs and manufacturing processes to further enhance performance and reduce cost.

          In addition, through our exclusive collaboration with AET, novel GDL structures have been developed and incorporated into engineering hardware prototype products to facilitate water management processes, and thereby extend the operational capability of these PEM fuel cell designs.

          Membrane Electrode Assembly.  We are focused on (1) the evaluation of new processing methods, materials and technologies in an endeavour to reduce the cost, improve the performance and increase the reliability, durability and freeze-start capability of our MEAs, and (2) benchmarking of commercially available catalyst-coated membranes (“CCMs”) and MEAs.  One of the key reliability indicators is cell-to-cell variability which, in collaboration with our manufacturing efforts, we have made a significant effort to reduce across the different product platforms thereby achieving gains in performance and a simplification of the MEA technology.  A key factor affecting freeze-start capability is the water distribution within MEAs.  Through careful manipulation of MEA design parameters we continue to make key advances in the area of sub-zero temperature fuel cell operation.  Our strategy is to use the best CCMs or MEAs available, as determined on a product-by-product basis, to ensure that our customers receive the best performing, most reliable, and cost-effective PEM fuel cells.

          Catalysts.  We have a long-term supply agreement with Johnson Matthey PLC (“Johnson Matthey”) for catalysts used in PEM fuel cells. In addition, we are working with Johnson Matthey on improved catalysts for enhanced activity and durability.  This work has led to the issuance of several key patents.  In addition, we continue to benchmark other catalyst materials to ensure that we have access to the best, most cost-effective components for our PEM fuel cells.

          Fuel Cell Plates.  We have developed proprietary fuel cell plate and flowfield technology for improved performance and cost reduction. We also continue to work with our suppliers to further enhance the performance of their materials, while improving manufacturing processes to drive cost reduction.  We also continue with benchmarking activities in this area to ensure that we have the best available components for our products.

          By leveraging the research capabilities of DaimlerChrysler, Ballard has evaluated and continues to develop, through joint activities, the possibilities of customized metal bipolar plate materials to increase power density and reduce costs.

          Monitoring and Control Systems.  We conduct research and development on fuel cell voltage monitoring sensing systems.  We are planning future design generations to include intelligent sensing features such as cell voltage prediction and fault tolerance strategies.

          Electric Drive Systems and Power Electronics

          Our goal is to achieve the most economic and efficient transfer of energy from a range of power sources, for both vehicle propulsion and distributed power generation, and to do so at reduced cost. Advanced technology developments in this area are concentrated in the areas of power semiconductor packaging technology, power inverters and high-efficiency electric motor technology.

          Our advanced system design methods complement these technologies by understanding both the dependent and independent variables together with the constraints that determine optimal performance of electric drive systems.  These include (1) dependent variables, such as the peak current required for torque and speed performance, system weight, and software control, (2) independent variables, such as voltage variation from the power source and coolant temperature fluctuations, and (3) constraints, such as vehicle packaging and environmental conditions.

          We have achieved significant design advances that will provide higher energy transfer efficiency for advanced powertrains.  These include the use of computational fluid dynamics for new cooling jacket designs, improved motor control software that will eliminate components, and improved power inverter designs that will provide higher power densities while attaining both size and cost reduction.  These efforts are resulting in new drive systems with reduced system power requirements and lower system losses, resulting in higher efficiency energy transfer.

          We operate a Class 10,000 cleanroom facility in our Dearborn facility to produce customized integrated power semiconductors for power conversion.  In this area we have achieved research goals that demonstrate cost reduction, increased power density and energy efficiency while reducing electrical noise production from improvements in the architecture.  Future work will concentrate on designs to meet high temperature component operation demanded by our customers while achieving improvement in reliability through material selection and testing.

          Material Products

          We are actively developing woven and non-woven carbon-based substrate materials for fuel cells and other commercial applications.  The design of these new materials allows higher performance in systems and lower cost.  In addition to the carbon fiber materials which we are producing for use as GDLs in PEM fuel cells, we are also developing highly engineered friction materials for use in automotive drive trains, allowing automatic transmissions to operate more smoothly and vehicles to achieve better fuel economy.

          During 2003, we continued to add to our capabilities with the demonstration of a unique continuous chemical vapor deposition processing line which is capable of producing quality rolls of carbon-carbon reinforced composite materials for high energy absorption friction applications as well as high performance fuel cell components.

          During 2004, we expanded our work in the electrochemical market by qualifying as a supplier of battery electrode material, which is used to fabricate lithium ion batteries used in U.S. Navy submarines.

          During 2005, we expanded our work in the automotive powertrain market by qualifying carbon friction material for use by a major automobile manufacturer on the transmission torque converter of a new six-speed transmission, which will be released in 2007.

Intellectual Property

          Our intellectual property strategy is to identify and protect key intellectual property developed by us, and to use and assert such intellectual property to our competitive advantage.  We believe such a strategy will assist us to be first to market with superior technology and to sustain a long-term competitive advantage in our target markets.

          We use patents as the primary means of protecting our technological advances and innovations.  We file patents on all aspects of the technology we develop, and we believe that the depth and breadth of our patent portfolio is highly exceptional in the PEM fuel cell industry.  The portfolio includes patents related to our PEM fuel cell designs, fuel processing, electric drive systems, power electronics, inverters, components, materials, manufacturing processes, operating techniques and systems.  Our intellectual property program also includes a strong competitor monitoring element.  We actively monitor the patent position, technical developments and market activities of our competitors.

          As of January 31, 2006 we have approximately 275 U.S. granted patents and 340 non-U.S. granted patents.  In addition, we have approximately 90 U.S. published patent applications, 285 published non-U.S. patent applications, and exclusive and non-exclusive license rights to additional intellectual property from a number of third parties, including licenses to approximately 850 patents and patent applications.  Our patents will expire between 2007 and 2026.

          We will continue to take a strategic approach to the development and maintenance of the patent portfolio, ensuring that our patent portfolio is carefully aligned with our business strategy.  We review our patent portfolio regularly with a focus on continuing to protect our key technology.  Our corporate strategy to streamline programs and focus on Ballard’s core technologies will be reflected in our intellectual property strategy going forward.  We will also look at strategies to realize value from intellectual property that is not deemed core to our business.  Our patent portfolio continues to be one of our most important assets, which we intend to use to protect our lead in the market and to support our business objectives.

Manufacturing

          Our fuel cell manufacturing facility is located at our corporate headquarters in Burnaby, British Columbia, and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our automotive and power generation products.  We expect demand for our PEM fuel cells to increase following the commercial introduction of fuel cell products, and to require increased manufacturing capacity.  We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements.  In some circumstances, we may choose to license part or all of the manufacturing for a particular PEM fuel cell application or customer on a royalty-bearing basis.

          In Burnaby, we currently have an Integrated Management System registered to ISO/TS 16949, ISO 9001, ISO 14001 and OHSAS 18001 standards.  These registrations reflect our approach to achieving best business system practices in the areas of Quality, Environment, Health and Safety.  We have also developed expertise in the testing of all aspects of PEM fuel cells and their components.  To accelerate product development and minimize manufacturing costs, our process and product development, and product design take place concurrently to ensure that new designs can be more rapidly introduced in prototype form.  We subcontract some process steps or assemblies to minimize investment in capital equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials, and non-core technology processes.  We are developing strategic relationships with key suppliers to ensure that, as we move from laboratory-scale manufacturing to full-scale high-volume manufacturing, we will have a timely supply of key materials.  Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of materials supplied and to assist in the development of our PEM fuel cells.  An important aspect of our Vehicular Alliance is our partners’ contribution of advanced, low cost and high-volume manufacturing expertise.

          Many of the components we use to manufacture our PEM fuel cell products are unique and may require long lead times to order.  Certain components used in our PEM fuel cell products have been developed to our specifications under development and supply contracts. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

          In Dearborn, we have in-house capability to do low-volume final assembly and testing of our electric drive systems and power electronics products.  Our electric drive systems are produced using materials and components that are available from a variety of international sources.  Our electric drive and power electronics assembly facility is QS 9000, ISO 9001 and ISO 14001 registered.

          Our facility in Lowell, Massachusetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered.  The experience of our operations in Lowell as a Tier 1 automotive supplier will be valuable to us as we move into commercial production in our other manufacturing centers and as we leverage our established quality and manufacturing practices.

          With respect to our current level of manufacturing, we have not faced any material problems with our sources of supply.

Facilities

We currently have the following principal facilities:

•	a 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia, owned by us, that houses our PEM fuel cell development and testing activities;

•

a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters, our laboratory-scale manufacturing facilities and certain of our executive and administrative offices;

•

a leased 4,198 square foot (390 square meter) facility in Kirchheim/Nabern, Germany that services our customers, manages our European sales and business development activities, and coordinates our development activities with DaimlerChrysler and Ford;

•	a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon materials; and

•	two leased facilities totalling 67,200 square feet (6,243 square meters) in Dearborn, Michigan that are used for the development, assembly and testing of electric drive systems and power electronics.

          We are currently looking for a sub-tenant for a portion of our leased facility in Burnaby, British Columbia.  The 48,000 square foot (4,459 square meters) area is composed of office space, as we will retain the areas pertaining to our manufacturing facilities.  Upon successful sub-tenancy, our corporate headquarters will move to our owned facility in Burnaby, British Columbia.  As our business expands beyond the initial introduction of our products and into full commercial production, we will either construct additional, larger scale, higher volume manufacturing facilities or outsource some of our manufacturing requirements.

          We are committed to developing and manufacturing products, and operating all of our facilities, in full compliance with all applicable local, regional, national and international environment, health and safety regulatory standards.  Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles, and our underlying programs and initiatives.  We have completed a detailed environmental assessment of our operations in Burnaby and Dearborn.  In turn, we have developed policies, procedures, and work instructions to manage environmental matters including air, water, and waste management and reduction, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.  In addition, our participation in external environmental initiatives such as the Society of Automotive Engineers working group for the development of preferred practices for the recycling of fuel cells and related components.  This preferred practice was published in 2003.

Competition

          Due to the wide range of possible applications for PEM fuel cells and the significant size of potential markets, the number of companies developing and marketing fuel cells and related components has grown over the past five years.  Industry growth increases public awareness of the benefits of fuel cells, helps increase government support of fuel cell commercialization, and builds a supply base for fuel cell components and enabling technologies.

          Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative technologies.  Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies, and have established customers and suppliers.  In each of our target markets, there are also competitors developing alternative power technologies.

          A number of corporations, national laboratories and universities in North America, Europe and Asia are working on PEM fuel cell technology.  Some of these organizations have financial, technological, and personnel resources greater than ours and could be significant competitors.  However, we believe that our technology is more advanced than the technology demonstrated by potential PEM fuel cell competitors and we plan to maintain our lead by diligently protecting patents, improving PEM fuel cell designs, using fewer and lower cost materials, developing volume manufacturing processes, and forming strategic relationships with suppliers and leading companies within our target markets.  This is evidenced by the fact that some of our competitors purchase, or are considering purchasing, PEM fuel cells from us for use in some of their products.

          Many companies in North America, Europe and Asia are developing PEM fuel cells and PEM fuel cell systems.  Some of the companies involved in PEM fuel cell development include: Ceres Power, Distributed Energy Systems Corporation, Fuji Electric, General Motors, Honda, Hydrogenics, IdaTech, ITM Power Ltd., Matsushita Electric Industrial, Mitsubishi Electric, Mitsubishi Heavy Industries, Motorola, Nissan, Nuvera, Plug Power, ReliOn, Sanyo, Siemens, Toshiba, Toyota and UTC Fuel Cells.  Companies with programs for fuel cells other than PEM fuel cells include: Acumentrics, FuelCell Energy, Fuji Electric, General Electric, Hitachi Corporation, Kyocera, Mitsubishi Materials Corporation, NEC, Siemens Westinghouse, Toshiba and UTC Fuel Cells.  Some of the companies that develop or plan to develop MEAs, or MEA components, include 3M, BASF, Dow, DuPont, Hoku Scientific, Ion Power, Johnson Matthey, Polyfuel, TKK, Umicore and W.L. Gore & Associates.

          Automotive - PEM Fuel Cell Engines

          An important goal for us is the development of PEM fuel cell technology capable of replacing the ICE in automotive applications.  In this market, we expect advanced ICEs, ICE Hybrids and advanced batteries to be the principal competitors to PEM fuel cell engines.

          Existing Technology.  ICEs power almost all motorized vehicles sold today.  PEM fuel cell engines have a number of advantages over ICEs, including the ability to operate without harmful emissions and with higher efficiency.  In addition, PEM fuel cell engines operate with very little noise and vibration, have fewer moving parts, and can provide equivalent or better performance.  However, ICEs currently have widespread consumer acceptance and are produced at commercially viable prices.  Further, automotive manufacturers and fuel companies have invested heavily in the use of ICEs and the accompanying fuelling infrastructure.

          Automotive manufacturers and others are devoting significant resources to the continued development of efficient, low polluting ICEs, leading to significant advances in both gasoline and diesel fuelled ICE technology.  Current ICEs pollute far less than past ICEs and vehicles powered by certain low polluting ICEs may receive partial ZEV credit under California regulations.

          PEM Fuel Cells. Our primary competition for PEM fuel cell technology for the automotive market comes from automotive manufacturers such as GM, Honda and Toyota, and from UTC Fuel Cells, which supplies fuel cell systems to automotive manufacturers.  These companies have devoted significant resources to PEM fuel cell technology development and have demonstrated PEM fuel cell prototype vehicles.  Over the last few years, we have seen the competition between automotive companies intensify, with many companies already demonstrating vehicles in small fleets throughout North America, Europe, Asia and Australia.  We may also face competition from companies selling PEM fuel cell components.

          Other Emerging Technology.  Among the emerging technologies in the automotive market, PEM fuel cell engines face competition primarily from ICE Hybrids and, to a lesser extent, batteries.  Vehicles using these technologies have been produced and sold by major automotive manufacturers.

          Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost and decrease recharging time.  Advanced batteries developed to date cannot provide an electric vehicle with the performance and consumer convenience of an ICE powered vehicle.  PEM fuel cells can, however, complement the use of batteries in combined battery/fuel cell-powered systems.

          The market for ICE Hybrid vehicles on the market increased considerably in 2005.  Most automotive manufacturers have announced plans for new or additional commercial ICE Hybrids over the next couple of years.  Although battery-powered vehicles can meet the strict requirements for ZEVs, ICE Hybrids cannot, although they may be eligible for a partial credit.  Ultimately, we view the development of ICE Hybrid vehicles as a complementary bridging technology for PEM fuel cell vehicles, given some of the common technology requirements.

          Automotive - Electric Drive Systems

          The principal application for electric drive technology is traction power for vehicles.  With the growth in fuel cell, battery, and ICE Hybrid automotive and industrial vehicle offerings, the demand for electric drive technology continues to grow.  However, given the nature of this technology and its need to be incorporated into overall vehicle design, it is unlikely that electric drive train technology will be developed and produced on a large scale without the cooperation and backing of an automotive manufacturer.

          Our competitors in the automotive electric drive market include automotive manufacturers such as Honda and Toyota, as well as other companies such as Aisin Seiki, Azure Dynamics, Hitachi and Mannesmann Sachs.  In the airport ground support equipment market, competitors include Curtis Instruments, Inmotion and ZAPI.

          Power Generation - Continuous Power

          In the continuous power generation market, we are currently focusing through our joint venture with Ebara on small stationary systems, with the initial product offering being a 1 kW natural gas fuelled residential cogeneration PEM fuel cell targeted at the Japanese market.  We believe that PEM fuel cells have a competitive advantage over existing and emerging technologies in the small and mid-sized continuous power generation market, where noise, vibration, emission, permitting and variable operating requirements have to be met.  PEM fuel cells also offer operating cost advantages over some existing technologies in its target markets.  We also believe that PEM fuel cell technology can be superior to alternative fuel cell technologies in its target markets, in terms of electrical efficiency, lifetime, responsiveness to load changes and cost.  For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate than PEM fuel cells.

          Existing Technology.   Ebara Ballard’s 1 kW residential cogeneration PEM fuel cell generator competes primarily against ICE based systems, the electrical grid and standard hot water heaters.

          PEM Fuel Cells.  There are a number of companies actively involved in the manufacture of PEM fuel cells for the small to mid-sized continuous power generation market.  These companies include Matsushita Electric Industrial, Mitsubishi Heavy Industries, Nuvera, Plug Power, Sanyo, Toshiba, Toyota and UTC Fuel Cells.

          Emerging Technology.  Emerging technologies for the small to mid-sized continuous power generation market in Japan include advanced ICE based systems and solid oxide fuel cells.  Competitors using or developing these technologies include Honda, in the case of advanced ICE based systems, and Acumentrics, Kyocera, Mitsubishi Materials and Siemens Westinghouse in the case of solid oxide fuel cells.

          Power Generation - Back-up Power

          For the back-up power market, we provide PEM fuel cell  technology for portable and stationary applications.

          Existing Technology.  The back-up power market is currently dominated by ICEs and batteries.  We believe that PEM fuel cell systems are superior to ICEs in many applications because of their ability to operate quietly, without pollution and vibration, as well as their potential for significantly higher reliability.  We believe that PEM fuel cell systems are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

          PEM Fuel Cells.  Companies developing PEM fuel cell systems for back-up power applications include, Hydrogenics, IdaTech, Plug Power, Proton Energy Systems and ReliOn.   We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Some of our competitors purchase, or are considering the purchase of, PEM fuel cells from us for use in some of their power generation products.

          Emerging Technology.  Advanced battery technology continues to make modest progress in the back-up power generation market in areas where ICEs cannot be used due to their reliability, emissions, vibration and/or noise profiles.  However, advanced battery technologies still require lengthy recharging and in many cases cannot meet desired run times without requiring substantial space, which are issues addressed by PEM fuel cell technology.

Fuel Cells

          How Fuel Cells Work

          A fuel cell is an electrochemical device that produces electricity from hydrogen and oxygen without combustion.  Hydrogen fuel which can be obtained from methanol, natural gas, kerosene, petroleum or water (through electrolysis) and oxygen from the air, are combined in a fuel cell to produce electricity, with usable heat and water vapour as the by-products.  This is the reverse of the process of electrolysis by which water can be split into hydrogen and oxygen by passing an electric current through the water.  A fuel cell, by the nature of its operating principles, is efficient, extracting more electricity from a fuel than combustion based technologies.  ICEs operate by converting fuel into heat, heat into mechanical energy and mechanical energy into electric power.  The efficiency of this multi-step conversion process is affected by heat and friction losses.  By contrast, fuel cells convert fuel directly into electricity, thus minimising energy losses and reductions in operating efficiency.  In addition, because fuel cells do not use combustion, they do not produce the air pollutants which are by-products of combustion.  Unlike a battery, a fuel cell does not require recharging.  It will provide power as long as fuel is supplied.

          The following diagram illustrates how a PEM fuel cell produces electricity.  The core of the PEM fuel cell consists of two electrodes, the anode and the cathode, separated by a polymer membrane electrolyte.  Between the polymer and each electrode is a thin layer of platinum catalyst.  Hydrogen fuel dissociates into free electrons and protons (positive hydrogen ions) in the presence of the platinum catalyst at the anode.  The free electrons are conducted in the form of usable electric current through an external circuit.  The protons migrate through the membrane electrolyte to the cathode.  At the cathode, oxygen from air, electrons from the external circuit and the protons combine to form water and heat.  The membrane and two electrodes are sandwiched between two flowfield plates that funnel the hydrogen and air to the electrodes and form a single PEM fuel cell.  Single fuel cells can be combined into a fuel cell stack, with the number of fuel cells in the stack determining the amount of voltage and the surface area of the cells determining the current.  Fuel cells are modular and can be designed to provide the required voltage and power the customer requires.

          Fuel Cell Systems

          To generate usable electrical power, a complete PEM fuel cell system, like a complete ICE, includes subsystems for the fuel supply, air supply, cooling and control.  In addition, for certain applications, a PEM fuel cell system may require an inverter and/or power conditioner to convert the direct current produced by the PEM fuel cell into the alternating current required by some electrical equipment and transmission systems.

          If hydrogen is not the raw fuel, it can be obtained by reforming, in a device called a fuel processor, where hydrocarbon fuels such as natural gas, kerosene, methanol or petroleum are converted into a gas mixture principally containing hydrogen and carbon dioxide.  While methanol is the easiest fuel to reform and requires less complex systems, it is not widely available in the current fuel distribution infrastructure other than as an industrial commodity.  Natural gas can also be easily reformed, yet it is not easily stored in vehicles or widely available in the current fuel distribution infrastructure for automobiles, but can be used in stationary applications.  Gasoline is widely available, and easy to store, but it is difficult to reform and requires very complex systems that reduce efficiencies and increase the pollutants produced by the fuel processor.  Additionally, the gasoline used in a PEM fuel cell powered vehicle will have to be cleaner than the gasoline used in today’s vehicles and may require significant changes in the refining process.

          The following diagram illustrates the main subsystems which may be present in a fuel cell system.

          PEM Fuel Cell Power Trains

          A PEM fuel cell powertrain combines a PEM fuel cell engine and an electric drive that converts electrical power into mechanical energy that is transmitted to the axle that drives the wheels.  The PEM fuel cell powertrain provides the same functions in a PEM fuel cell vehicle as those provided by an engine and transmission in an ICE powered vehicle.

HUMAN RESOURCES

          As at December 31, 2005, we had approximately 608 employees in Canada, U.S. and Germany, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, business development, finance, human resources, information technology and business management.  Our employees are not represented by any labour union.  Each employee must agree to confidentiality provisions as part of the terms of his or her employment and certain employees have also executed non-competition agreements with us.  A majority of our employees own our common shares or options to purchase our common shares.

SHARE CAPITAL AND MARKET FOR SECURITIES

          Our authorized share capital consists of an unlimited number of common shares, an unlimited number of preferred shares, one Class A share and one Class B share.  As at December 31, 2005, our issued share capital consisted of 112,750,113 common shares (the “Outstanding Shares”), one Class A share and one Class B share.  Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol BLD and on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol BLDP.

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2005:

	TSX		NASDAQ

	Price range (Cdn)	Volume traded (#)	Price range (U.S.)	Volume traded (#)

January	$7.31 - $7.70	1,638,100	$6.01-$6.58	9,092,200
February	$6.53 – $8.00	3,334,000	$5.32 - $6.47	12,863,300
March	$5.86 – $7.57	2,688,100	$8.84- $6.20	11,678,400
April	$4.89 – $6.25	2,203,000	$3.88 - $5.14	9,441,400
May	$4.32 – $5.24	4,565,200	$3.40 - $4.11	13,522,200
June	$4.32– $6.31	6,156,200	$3.53- $5.12	24,013,500
July	$5.62 – $6.23	1,922,900	$4.58 - $5.11	7,582,800
August	$5.35 – $6.67	2,514,900	$4.44 - $5.67	13,054,900
September	$6.07 – $7.75	6,780,300	$5.16 - $6.58	27,725,800
October	$5.63 – $7.05	3,230,200	$4.75 - $5.95	10,590,200
November	$5.17 – $6.09	1,695,500	$4.47 - $5.10	6,631,800
December	$4.91 – $5.38	2,621,300	$4.12 - $5.10	8,661,200

          The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefore and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

          Our preferred shares are issuable in series and our board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.  Currently there are no preferred shares outstanding.

Class A Share and Class B Share

          Our Class A share and our Class B share are held by DBF Pref Share Holdings Inc. (“DBF”), a corporation owned by Ballard (50%), DaimlerChrysler (25%) and Ford (25%).  The rights attached to these shares permit DaimlerChrysler and Ford to exercise their rights to appoint directors to our board and permit DaimlerChrysler and Ford appointees to our board to exercise rights pursuant to the Limited Voting Provisions.

          The Limited Voting Provisions provide that certain decisions of our board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford.  As a result, the decisions of our board of directors which are subject to the Limited Voting Provisions cannot be undertaken if all DaimlerChrysler and Ford appointees to our board of directors attend the meeting and vote against the matter under consideration.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice to effect a decision, which majority need not include any of the directors appointed by DaimlerChrysler or Ford.

          The decisions of the board that are subject to the Limited Voting Provisions are as follows:

(a)	the reduction in the size of our board of directors below 12 directors;

(b)	the sale of substantially all of our business, or the assets, property or intellectual property owned by us or our subsidiaries;

(c)	any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of us and our subsidiaries;

(d)	any amalgamation, arrangement or statutory reorganization of us with another entity other than a subsidiary of ours;

(e)

any amendment or restatement of our articles or amendments to our by-laws that are inconsistent with the terms of any agreement to which DaimlerChrysler, Ford, DBF and Ballard are parties dated August 31, 2005;

(f)	the voluntary commencement of bankruptcy or similar proceedings by us or any of our subsidiaries;

(g)	a reduction in our stated capital;

(h)	any change in our name;

(i)	a consolidation (reverse split) of our common shares;

(j)	the approval of our annual business plan or budget and any changes thereto, and the approval of, or any material change to, our strategic plan;

(k)

any capital investment (or sale) by us or a wholly-owned subsidiary of ours that are not included in an approved budget if the amount of such investment (or sale) together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of (i) Cdn. $15 million before January 1, 2008, and Cdn $30 million after December 31, 2007, and (ii) the lesser of 25% of our total capital budget (including those of our wholly-owned subsidiaries) for such calendar year and Cdn $100 million;

(l)

any investment by way of cash, property or securities (or sale of an investment) by us or any of our wholly-owned subsidiaries in another person (other than a wholly-owned subsidiary of ours) or a sale of a wholly-owned subsidiary, other than investments (or sales) provided for in an approved budget, that exceeds the greater of (i) Cdn $25 million, and (ii) the lesser of 25% of our total budget for investments in persons (other than wholly-owned subsidiaries) for such calendar year and Cdn $100 million; and

(m)

other than as provided in an approved business plan or budget and subject to the requirements dealing with capital investment (or sale) or other investments (or sale) described above, (i) the borrowing of money, granting of security, guarantying of liabilities and obligations of another person (other than liabilities or obligations of wholly-owned subsidiaries) in excess of Cdn $50 million in any calendar year, or (ii) the incurrence of liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn $25 million in any calendar year.

          The Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if they do not own in the aggregate at least (i) 25% of our outstanding common shares, not including shares we issue in connection with an acquisition of, or investment in, a third party that is subject to the Limited Voting Provisions, and (ii) 20% of all of our outstanding common shares. In addition, the Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if either of them (i) sells their Ballard Base Shares to a third party, (ii) no longer owns a sufficient number of our common shares to elect a director, or (iii) fails to elect a director when entitled to do so.

          If the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it will be possible for the Limited Voting Provisions to apply to either of them individually if either DaimlerChrysler or Ford first owns at least 33.75% of our outstanding common shares or all of the Ballard Base Shares of the other party, and then retains ownership of their Ballard Base Shares and at least (i) 25% of our outstanding common shares, not including shares we issue in connection with an acquisition of, or investment in, a third party that is subject to the Limited Voting Provisions, and (ii) 20% of all of our outstanding common shares.

Share Incentive Plans

          Our active share incentive plans include share option plans, share distribution plans, deferred share unit plans, a restricted share unit plan and an option exchange plan (collectively, the “Share Incentive Plans”).

          Each of the Share Incentive Plans are subject to adjustment upon the occurrence of certain events, such as a subdivision or consolidation of our common shares, and the issuance of any stock dividends to our shareholders, among others.  Subject to any applicable approval required in the circumstances from the TSX, or any other stock exchange or securities regulatory agency, our board of directors may amend or terminate any of the Share Incentive Plans, as it deems necessary or appropriate, provided however, that the board of directors is not entitled to reduce the exercise price of an option granted under the 2002 Option Plan.  The written consent of any holder of stock options, deferred share units or restricted share units outstanding under any Share Incentive Plan shall be required if the amendment or termination of that plan adversely affects that holder’s rights with respect to such security.  In general, any stock option, deferred share unit or restricted share unit granted or issued under a Share Incentive Plan is not assignable by its holder except, in the event of the holder’s death it may be transferred to the holder’s personal representative(s).

          Share Option Plans

          During 2003, we changed our compensation philosophy in relation to option grants for directors, officers and employees.  We ceased the practice of granting options to our directors, and have significantly reduced the number of options being granted to our officers and employees.

          The key provisions of our 2002 share option plan dated for reference March 1, 2002, as amended June 21, 2002 and July 27, 2002 (the “2002 Option Plan”) are as follows:

•

All grants of options are made by our board of directors, on the recommendation of our Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  All officers and employees of Ballard and its subsidiaries are currently eligible to participate in the 2002 Option Plan.

•

The exercise price of an option is determined by our board of directors and is to be no less than the closing price per share of our common shares on the TSX on the last trading day before the day the option is granted.

•

Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by our board of directors, vest in equal amounts on the first, second and third anniversaries of the date of grant.  Vesting of options may be accelerated in certain cases.  If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event.  An accelerated vesting event occurs when:

	(a)	a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares,

	(b)	any person or persons acting in concert acquire at least two-thirds of our voting shares,

	(c)	a person purchases all or substantially all of our assets, or

	(d)	we join in any business combination that results in our shareholders owning one-third or less of the voting shares of the combined entity.

•	The number of common shares reserved for issue:

	(a)	to any person under all of our stock option plans may not exceed 5% of the Outstanding Issue (as defined in the plans, such 5% as of December 31, 2005 being 5,637,506 common shares);

(b)

to insiders of Ballard, as a group, under this plan and any other share compensation arrangements may not exceed 10% of the Outstanding Issue (such 10% as of December 31, 2005 being 11,275,011 common shares)

	(c)	to any insider of Ballard or his or her associates, under this plan and any other share compensation arrangements of Ballard within a one-year period may not exceed 5% of the Outstanding Issue.

•

Generally, an optionee has either 30 or 90 days to exercise an option after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for us, as the case may be, except that more time is allowed (subject to the option’s expiry date) in the case of the optionee’s death, retirement or disability.

          The provisions of our 1995, 1997 and 2000 share option plans are substantially similar to those of our 2002 Option Plan.  As of December 31, 2005, a total of 3,606,632 common shares had been issued under all of these option plans and a total of 4,957,776 common shares were issuable on the exercise of the then outstanding options (being 3.2% and 4.4%, respectively, of our Outstanding Shares).  The maximum number of common shares that may be allotted for issuance or issued under all these plans, collectively, is 16,650,000 common shares (being 14.8% of our Outstanding Shares).

          Share Distribution Plans

          The key provisions of our 2003 share distribution plan dated for reference May 22, 2003, as amended December 5, 2003 and December 3, 2004 (the “2003 Share Distribution Plan”) are as follows:

•

The 2003 Share Distribution Plan permits our common shares to be issued to employees, officers and directors of Ballard and its subsidiaries.  All issuances of common shares under our 2003 Share Distribution Plan are made by our board of directors, on the recommendation of the Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  The purposes of grants under the 2003 Share Distribution Plan are to:

	(a)	annually recognize, in accordance with our bonus plans, contributions made by the recipients;

	(b)	satisfy directors’ annual retainers, including redemption of deferred share units issued pursuant to the Directors’ DSU Plan (as defined below);

	(c)	satisfy any redemption of deferred share units issued pursuant to the Executive Officers’ DSU Plan (as defined below);

	(d)	enable us to satisfy any redemption of any restricted share units issued pursuant to our RSU Plan (as defined below);

	(e)	enable us to attract key employees by issuing shares as a signing bonus; and

	(f)	enable us to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees which would otherwise be payable in cash.

•

The issue price of the common shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per share for our common shares on the TSX or NASDAQ on the date that our board of directors approves the issuance, or at a price otherwise determined by our board of directors.

•	The number of our common shares that may be issued under the 2003 Share Distribution Plan:

	(a)	to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plan) at that time; and

	(b)	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time.

•

The aggregate number of common shares that may be issued under the 2003 Share Distribution Plan to directors (other than directors who are also officers of Ballard or any of its subsidiaries) cannot exceed 200,000 common shares.

          The provisions of our 2000 share distribution plan are substantially similar to those of our the 2003 Share Distribution Plan, except that the 2000 share distribution plan does not provide that common shares may be issued for conversions or redemptions of restricted share units or deferred share units.  As of December 31, 2005, a total of 1,422,698 common shares had been issued under these plans, and a total of 372,405 common shares had been reserved under the 2003 Share Distribution Plan for issuance upon any future redemption or conversion of outstanding deferred share units and restricted share units (being 1.3% and 0.3%, respectively, of our Outstanding Shares).

                    Deferred Share Unit Plans

          Effective September 16, 2003, we implemented a deferred share unit plan for our independent directors, as amended on December 9, 2005 (the “Directors’ DSU Plan”) and effective December 15, 2003, we implemented a deferred share unit plan for our executive officers, as amended on December 9, 2005 (the “Executive Officers’ DSU Plan”).

                    A deferred share unit (“DSU”) is a notional common share having the same value as one of our common shares at the time of grant.  The DSU, however, cannot be redeemed until such time as the director leaves the board of directors or the executive officer leaves us, and its value on redemption would be based on the value of our common shares at the time of issuance.  The Directors’ DSU Plan and the Executive Officers’ DSU Plan provide the financial equivalent of an ongoing equity interest in us through our directors’ and executive officers’ periods of service to us.  Common shares reserved under our 2003 Share Distribution Plan or a successor plan will be used to satisfy the redemption of DSUs issued pursuant to the Directors’ DSU Plan and the Executive Officers’ DSU Plan.  As of December 31, 2005, a total of 69,889 common shares had been issued and a total of 111,964  common shares had been reserved for issue under the 2003 Share Distribution Plan for the redemption of any then outstanding DSUs (being 0.06% and 0.1%, respectively, of our Outstanding Shares).

          Under the Directors’ DSU Plan, each independent outside director elects annually the proportion (zero to 100%) of his or her annual retainer that he or she wishes to receive in DSUs or our common shares. Under the Executive Officers’ DSU Plan, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by our board of directors) in partial or full payment of his or her annual bonus, which otherwise is usually paid in our common shares.

          DSUs will be credited to an account maintained for each eligible person by us.  The number of DSUs to be credited to an eligible person will be determined on the date approved by the board of directors by dividing the amount of eligible remuneration to be deferred into DSUs by the fair market value per share on that date, being a price not less than the closing sale price per share at which our common shares are traded on the TSX or NASDAQ on the relevant date.  On any date on which a dividend is paid on Shares, an eligible person’s account will be credited with the number of DSUs calculated by (i) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of our common shares on the date on which the dividend is paid.

          A departing director or executive officer may receive common shares in respect of the DSUs credited to that person’s account (at the ratio of one common share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax).

          Restricted Share Unit Plan

          Effective December 3, 2004, we implemented a restricted share unit plan (the “RSU Plan”) for employees of Ballard and its subsidiaries to recognize their contributions and to provide an incentive which aligns their interests with those of our shareholders.   The vesting of restricted share units (“RSUs”) issued under this plan occurs three years from the date of issuance, subject to the achievement of any performance criteria which may be set by our board of directors and to earlier vesting upon the occurrence of any Accelerated Vesting Event (as defined in the RSU Plan).  Each RSU is convertible into one common share, which will be issued under our 2003 Share Distribution Plan or a successor plan.  As of December 31, 2005, no common shares had been issued under the RSU Plan and a total of 260,441 common shares had been reserved for issuance under the 2003 Share Distribution Plan upon the conversion of any then outstanding RSUs (being 0.2% of our Outstanding Shares).

                    All RSUs awarded to a participant under the RSU Plan will expire, and the participant will no longer be entitled to receive any common shares upon conversion of those RSUs, on the last day on which the participant works for Ballard or any of its subsidiaries (except that in the event of the participant’s death or total disability the performance criteria and conditions specified in the participant’s award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into shares).

          Ballard/Ballard Generation Systems Inc. (“BGS”) Option Exchange Plan

          We established a Ballard/BGS option exchange plan (the “Ballard/BGS Option Exchange Plan”) dated for reference February 21, 2000 to provide our officers and employees who were employees of BGS with a right to exchange the shares of BGS they may acquire on the exercise of BGS options for our common shares.  The number of our common shares they will receive is determined according to an exchange ratio under which they will receive common shares as if they had received an option from us at the time of, and instead of, the option they received from BGS.  The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of our common shares on the TSX on the date the BGS share option was granted.

          The exchange mechanism set out in the Ballard/BGS Option Exchange Plan was amended effective December 5, 2003.  Under the amended plan, outstanding BGS options will be exchanged for options to purchase that number of our common shares that would have been acquired under the prior share exchange mechanism.  There was no change in the exchange ratio or the number of our common shares issuable.  The options covered by this plan expire on or before December 9, 2009.  As of December 31, 2005, a total of 155,890 of our common shares had been issued and a total of 52,045 common shares had been reserved for issue upon the exercise of the options then outstanding under the Ballard/BGS Option Exchange Plan (being 0.1% and 0.05%, respectively, of our Outstanding Shares).

DIVIDEND RECORD AND POLICY

          To date, we have not paid any dividends on our shares and, since it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

          The following chart provides the following information as of March 20, 2006: the name and municipality of residence of each of our directors, each director’s principal occupation during the past five years, the period of time each has served as a director and the number of shares and deferred share units beneficially owned or controlled by each of them.  The term of office of each director expires at the conclusion of our next annual shareholders’ meeting.

Name and Municipality of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

John Sheridan Vancouver, British Columbia, Canada	President and Chief Executive Officer of the Corporation since February 2006. Interim President and Chief Executive Officer of the Corporation from October 2005 to February 2006. President and Chief Operating Officer, Bell Canada (telecommunication services) from 2000 to 2003.	2001	40,031	41,257

Ian A. Bourne Calgary, Alberta, Canada	Executive Vice President, TransAlta Corporation (electricity generation and marketing) since 1998. Chief Financial Officer, TransAlta Corporation from 1998 to 2006.	2003	1,824	21,658

Ed Kilroy Toronto, Ontario, Canada	Chief Executive Officer, Symcor Inc. (business process outsourcing services) since January 2005. President, IBM Canada Ltd. (information technology) from 2001 to 2004. General Manager, eCommerce Solutions, IBM Canada Ltd. From 1999 to 2001.	2002	2,424	14,856

Name and Municipality of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

David Prystash(3) Novi, Michigan, U.S.A.	Controller of Global Product Development, Ford (automotive manufacturer) since January 2005. Executive Director of Pre-Owned and Remarketing Strategy, Ford from 2003 to 2005. Controller, North America Product Programs, Ford from 2001 to 2003. Director, Corporate Business Development, Ford from 2000 to 2001.	2004	Nil (4)	Nil

Dr. Gerhard Schmidt(3) Dearborn, Michigan, U.S.A.	Vice President, Research and Advanced Engineering, Ford (automotive manufacturer) since 2003. Vice President, Research, Ford from 2001 to 2003.	2001	Nil (4)	Nil

Dr. –Ing. Hans- Joachim Schöpf(2) Stuttgart, Germany	Retired. Executive Vice-President, Development, Mercedes Car Group (automotive manufacturer) from 1999 to 2004.	2001	Nil (5)	Nil

Dr. Gerri Sinclair Vancouver, British Columbia, Canada	Chair of the Canadian Telecommunications Policy Review Panel, and Strategic Management Consultant since October 2004. General Manager, MSN Canada (internet services) from September 2002 to October 2004. Founder and Chief Executive Officer, NCompass Labs (internet content management) from February 1996 to May 2001.	2005	Nil	2,726

David Sutcliffe North Vancouver, British Columbia, Canada	Corporate Director. Chief Executive Officer, Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. Chair of the Board of Sierra Wireless, Inc. from May 2001 to April 2005.	2005	3600	3,634

Name and Municipality of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

Mark Suwyn Brentwood, Tennessee, U.S.A.	Interim Chief Executive Officer, NewPage Corporation (coated paper company) since March 2006, and since May 2005, Chair of the Board, NewPage Corporation. Chief Executive Officer, Louisiana-Pacific Corporation (building products) from 1996 to 2004.	2003	1,130	17,130

Dr. –Ing. Thomas Weber(2) Stuttgart, Germany	Member of the Board of Management of DaimlerChrysler and Head of Group Research and Mercedes Car Group Development (automotive manufacturer) since 2004. Prior to that he was a Board Member for the Research and Technology Division of DaimlerChrysler. Head of the Rastatt passenger car plant and spokesperson for the Mercedes-Benz A-Class model series management, DaimlerChrysler from 1999 to 2002.	2004	Nil (5)	Nil

Douglas W.G. Whitehead West Vancouver, British Columbia, Canada	President and Chief Executive Officer, Finning International Inc. (heavy equipment reseller) since April 2000.	1998	4,383	15,749

Notes

(1)

The information as to municipality of residence, principal occupation, business or employment of, and shares beneficially owned or controlled by, a director is not within the knowledge of our management and has been furnished by the director.

(2)	Appointed by DaimlerChrysler in accordance with the terms of the Vehicular Alliance (see “Strategic Alliances – Vehicular Alliance”).

(3)	Appointed by Ford in accordance with the terms of the Vehicular Alliance (see “Strategic Alliances – Vehicular Alliance”).

(4)	This director holds none of our common shares personally, but represents Ford, which holds 12,868,700 of our common shares.

(5)	This director holds none of our common shares personally, but represents DaimlerChrysler, which holds 21,392,598 of our common shares.

(6)	Rounded to the nearest whole number.

Board Composition

          The majority of our directors are independent.  “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and as determined by the TSX and the NASDAQ.  As discussed in “Strategic Alliances – Vehicular Alliance” DaimlerChrysler and Ford each have rights to appoint two directors to our board based on a board size of twelve directors.  These directors are considered to be non-independent directors and will abstain from voting in cases where they are under a conflict of interest relating to a transaction involving their respective companies.

          We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently one board interlock exists with respect to our directors.  The board has also established a guideline for the maximum number of corporate boards on which a director should sit.  This guideline has been set at five corporate boards.

Corporate Governance

          Our board of directors and senior management consider good corporate governance to be central to our effective and efficient operation.  We monitor developing corporate governance initiatives and regularly benchmark corporate governance activities of other leading corporations to ensure that we are in compliance with applicable requirements and follow best corporate governance practices at all times.  We have adopted Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, director term limits, share ownership rules, management succession planning and annual performance evaluation of the board.  A copy of the Corporate Governance Guidelines can be found on our website at www.ballard.com.

          The board and the individual directors operate under a formal board mandate and terms of reference for individual directors, both of which can be found on our website.  We have a Code of Ethics which applies to our board, officers and employees, which can be also found on our website.  The board has also established terms of reference for the chairs of the board committees, our Chief Executive Officer and our Chair of the Board, each of which are reviewed annually and can be found on our website.  We have reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the U.S. Securities and Exchange Commission, and to certify our interim and annual reports filed with Canadian securities authorities.

          Board Orientation and Education

          We have established a formal director orientation and ongoing education program.  Each director receives an orientation regarding our business upon joining our board.  Such orientation consists of site visits, presentations regarding our business, technology and products, and a manual which contains various reference documents and information.  Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, management presentations at board meetings as well as guest speakers who are invited to speak to our board on various topics.  In the past, we have invited guest speakers to speak to our board about the fuel cell industry, corporate governance and risk management, and internal management representatives to speak about various functions relating to our technology and business.  The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

          Shareholder Feedback and Communication

          We have set up an e-mail process for shareholders to communicate with the board, through the Chair of the Board.  Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website.   In addition, shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

          Board and Director Performance Evaluations

          The directors conduct an annual performance evaluation of the board, board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee and facilitated by an external, independent corporate governance consultant.  Evaluation questionnaires are completed and delivered to the consultant who then compiles and presents a summary report for the Corporate Governance Committee.  The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items.  In addition, peer evaluations and individual director self-evaluations are conducted regularly, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

          TSX and NASDAQ Compliance

          We believe that we comply with all applicable NASDAQ and TSX corporate governance rules.  We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  Our by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  The TSX requires that listed corporations subject to Canadian Securities National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”), disclose the corporation’s policies respecting corporate governance in accordance with such instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Board Committees

          Our board of directors has established three standing committees: the Audit Committee, the Management Development, Nominating & Compensation Committee, and the Corporate Governance Committee.  Each of these committees has been delegated certain responsibilities, performs certain advisory functions, and either makes certain decisions or makes recommendations to the full board.  Each of the committee chairs reports on the activities of the committee to the full board following each committee meeting.  Each of the board committees holds in-camera sessions at the end of each committee meeting.  Each board committee operates under a mandate that is approved by the board of directors which sets out the responsibilities of the committee.  A copy of each committee’s mandate is posted on our website.  The mandates of each of the committees are reviewed annually and each committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

          Audit Committee

          The Audit Committee is constituted in accordance with SEC rules and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.  The Audit Committee is responsible for overseeing the audit process and ensuring that our financial statements are fairly presented in accordance with generally accepted accounting principles.  The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee reviews our significant financial risks, the appointment of financial senior executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions.  The Audit Committee has at least one member, Ian Bourne, who qualifies as an audit committee financial expert under applicable securities regulations.  All of the members of the Audit Committee are independent directors and are financially literate.

          The Audit Committee is responsible for appointing our external auditors (subject to shareholder approval), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors.  The external auditors report directly to the Audit Committee.  The Audit Committee and board of directors each have the authority to terminate the external auditors’ engagement.  The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors which are not related to the audit.  The following table shows the fees paid to KPMG in 2005 and 2004 for audit and non-audit related work, all of which was approved by the Audit Committee:

Type of Audit Fees	2005		2004

Audit Fees	$327,341		$342,930
Audit-Related Fees	$69,758	(1)	$62,621	(2)
Tax Fees	$106,697	(3)	$109,602	(4)
All Other Fees	Nil		Nil

Notes

(1)	The Audit-Related Fees for 2005 related to Sarbanes-Oxley section 404 documentation and services related to the sale of our German subsidiary.

(2)	The Audit-Related Fees for 2004 related to the audit of our U.S. pension plan and Sarbanes-Oxley section 404 planning.

(3)	The Tax Fees for 2005 related to tax advisory services and the filing of our 2004 U.S. state and federal tax returns.

(4)	The Tax Fees for 2004 related to tax advisory services and the filing of our 2003 U.S. state and federal tax returns.

          In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents.  The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out.  The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis.  The committee is currently composed of Ian Bourne (Chair), Douglas Whitehead, Dr. Gerri Sinclair and David Sutcliffe. In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below.

          Mr. Bourne is TransAlta’s Executive Vice-President.  Up until the end of 2005 he was the Chief Financial Officer of TransAlta and responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation.  Prior to TransAlta, Mr. Bourne was Senior Vice-President and Chief Financial Officer of Canada Post Corporation.  Mr. Bourne was also with General Electric for 21 years, where he held several key positions including European Treasurer, Chief Financial Officer for GE Canada and Chief Financial Officer for GE Medical Systems Europe.  Mr. Bourne has a Bachelor of Commerce degree from Mount Allison University.

          Mr. Whitehead is the President and Chief Executive Officer of Finning International Inc.  He joined Finning International in January 1999 as President and Chief Operating Officer, and was elected to the company’s board of directors on April 23, 1999.  He was appointed Chief Executive Officer of the company in April 2000.  Mr. Whitehead is also a director of Kinder Morgan Inc., Belkorp Industries and The Conference Board of Canada.  He is a member of the Canadian Council of Chief Executives, the Board of Governors for the Business Council of British Columbia, the B.C. Progress Board and the Board of Governors of the University of British Columbia.  Mr. Whitehead holds a Bachelor of Applied Science in Civil Engineering from the University of British Columbia and a M.B.A. from the University of Western Ontario.

          Dr. Sinclair is the Chair of the Canadian Telecommunications Policy Review Panel, and advisor to the Federal Minister of Industry and the Government of Canada.  Dr. Sinclair was the General Manager of MSN Canada from September 2002 to October 2004, and the founder and Chief Executive Officer of NCompass Labs from February 1996 to May 2001.  She also sits on the boards of the TSX, British Columbia Competition Council, Canadian Foundation for Innovation and Canadian Communications Research Council.  Dr. Sinclair has completed the Financial Literacy course provided through the Institute of Corporate Directors.

          Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005.   From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc. Mr. Sutcliffe also currently sits on the boards of Sierra Wireless, Inc., E-Comm 911 and British Columbia Technology Social Venture Partners.  Mr. Sutcliffe’s public company chief executive officer experience includes Canadian and U.S. reporting.  He serves on the audit committee of E-Comm 911 and is currently attending the Directors Education Program of the Institute of Corporate Directors.

          The Audit Committee’s mandate is attached at Appendix A, as required by Multilateral Instrument 52-110 under Canadian securities laws.

          Management Development, Nominating & Compensation Committee

          The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment of executive officers, matters of compensation, approving share compensation plans, reviewing awards under share incentive plans, and providing advice on our organizational and compensation structures in the various jurisdictions in which we operate.

          In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers.  The committee is also responsible for ensuring appropriate senior management succession planning, recruitment, development, training and evaluation.  In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation.  Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

          In fulfilling its nominating function, the committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan, and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

          The committee is currently composed of Ed Kilroy (Chair), Dr. Gerri Sinclair, David Sutcliffe and Mark Suwyn, all of whom are independent directors.

          Corporate Governance Committee

          Our Corporate Governance Committee is responsible for recommending to the board of directors the size of the board and membership on board committees, monitoring corporate governance issues, assessing board and director performance, determining the compensation of the board of directors, conducting succession planning for the Chair of the Board and overseeing a director education program.

          The Corporate Governance Committee has taken responsibility for monitoring the developments in the U.S. and Canada relating to corporate governance to ensure that we are following best corporate governance practices.

          The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness.  In 2004, the board implemented the practice of director peer evaluations to assess the performance of individual directors.

          The committee is currently composed of Douglas Whitehead (Chair), Ian Bourne, Ed Kilroy, David Prystash and Dr. Thomas Weber.  All of the members of the committee are independent of management, and a majority of the members are independent of DaimlerChrysler and Ford.

Executive Officers

          As at March 20, 2006, we had seven executive officers.  The name and municipality of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Municipality of Residence	Position	Principal Occupation

John Sheridan Vancouver, British Columbia, Canada	President and Chief Executive Officer

President and Chief Executive Officer of the Corporation since February 2006.  Interim President and Chief Executive Officer of the Corporation from October 2005 to February 2006.  President and Chief Operating Officer, Bell Canada from 2000 to 2003.

Lee Craft Vancouver, British Columbia, Canada	Vice President, Operations and President, Ballard Power Systems Corporation

President, Ballard Power Systems Corporation since 2005.  Vice President, Operations of the Corporation since 2002.  Vice-President and Director, Manufacturing Operations, Motorola Computer Group from 2000 to 2002.

Christopher Guzy West Vancouver, British Columbia, Canada	Vice President & Chief Technology Officer

Vice President & Chief Technology Officer of the Corporation since 2005.  General Manager, Global Product Company, GE Healthcare from 2003 to 2005.  General Manager, Global Technology Operation, GE Healthcare from 2001 to 2003.  Global General Manager, Linear Fluorescent Technology, GE Lighting from 2000 to 2001.

Noordin Nanji West Vancouver, British Columbia, Canada	Vice President & Chief Customer Officer

Vice President & Chief Customer Officer of the Corporation since March 2006.  Other positions held with the Corporation are as follows: Vice President, Marketing & Business Development from 2004 to 2006; Corporate Secretary from 1998 to 2005; Vice President, Corporate Strategy & Development from 2002 to 2004; acting Vice President, Human Resources from 2001 to 2003; and Vice President, Strategic Development from 2000 to 2002.

Name and Municipality of Residence	Position	Principal Occupation

David Smith West Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since 2002. Vice President, Controller of the Corporation from 2000 to 2002.

Peter Stickler Vancouver, British Columbia, Canada	Vice President, Human Resources

Vice President, Human Resources of the Corporation since 2002.  Human resources consultant in 2002.  Director, Organizational Effectiveness, Ford from 2001 to 2002.  Director, Human Resources Business Operations, Ford North America from 2000 to 2001.

Dr. Charles Stone West Vancouver, British Columbia, Canada	Vice President, Research & Development	Vice President, Research & Development of the Corporation since 2002. Vice President, Advanced Materials of the Corporation from 2000 to 2002.

Shareholdings of Directors and Senior Officers

          As at December 31, 2005, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 94,324 of our common shares, being 0.08% of our issued and outstanding common shares, and 145,703 DSUs.

TRANSFER AGENT AND REGISTRAR

          Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

RISK FACTORS

          An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2005.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

          We cannot guarantee that we will be able to develop commercially viable PEM fuel cell products, power electronics or electric drive systems on the timetable we anticipate, or at all. The commercialization of our PEM fuel cell products, power electronics and electric drive systems requires substantial technological advances to improve the efficiency, functionality, durability, reliability, cost and performance of these products, and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our PEM fuel cell products, power electronics and electric drive systems, or that we will be able to acquire or license the required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that we will be able to generate or secure sufficient funding on terms acceptable to us to pursue our high-volume commercialization plans. In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life, reliability and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our systems and products.

          We may become subject to product liability lawsuits which could result in significant expense to us, adversely affecting our resources and the development of sales of our products, and thereby delaying the commercialization of our products.

          The commercialization of our PEM fuel cell products, power electronics and electric drive systems also depends upon our ability to significantly reduce the costs of these systems and products, since they are currently substantially more expensive than systems and products based on existing technologies, such as ICEs and batteries.  We cannot assure you that we will be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect consumers’ willingness to buy our products.

We have incurred, and expect to continue to incur, substantial losses.

          We have incurred substantial losses since we were founded and we expect our losses to continue over the next several years.  If we are unable to successfully implement our business plan, our cash requirements may increase and we may find it difficult to raise additional funding.

We cannot assure you that we will be able to successfully execute our Business Plan.

          The execution of our business plan poses many challenges and is based on a number of assumptions.  We cannot assure you that we will be able to successfully execute our business plan.  In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our technology.  If we experience significant cost overruns on any of our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we regularly review acquisition opportunities and may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

          We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful.  Due to our stage of development, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks and foreign currency risks.  As a result, it is possible that in one or more future quarters our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

          Our PEM fuel cell products, power electronics and electric drive systems represent emerging markets, and we do not know whether end-users will want to use them.  The development of a mass market for our PEM fuel cell products, power electronics and electric drive systems may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and consumer reluctance to buy a new product.

          If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

DaimlerChrysler’s and Ford’s funding for our next generation light-duty fuel cell development program is subject to commercial and technical deliverables.

          Funding by DaimlerChrysler and Ford of our next generation PEM fuel cells and electric drives is dependent upon (1) the work carried out by us and (2) our achievement of critical milestones.  If we fail to achieve certain critical milestones, we will have to fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the program during the remediation period, provided that we must be reimbursed by DaimlerChrysler and Ford for any costs properly payable by them during such time, if and when such failure is fully remediated.  If we are unable to remediate the failure, DaimlerChrysler and Ford have the right to terminate the development program and cease funding, or take over the program and seek to recover certain costs from us.  Our failure to achieve key requirements of critical milestones and to remediate such failures, which results in a cessation of funding from DaimlerChrysler and Ford could have a material adverse effect on our ability to fund and develop next generation PEM fuel cells and electric drives.

We have limited experience manufacturing PEM fuel cell products, power electronics and electric drive systems on a commercial basis.

          To date, we have focused primarily on research and development, and have limited experience manufacturing PEM fuel cell products, power electronics or electric drive systems on a commercial basis.  To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our systems and products, we will have to produce our PEM fuel cell products, power electronics and electric drive systems through high volume automated processes.  These large scale, automated processes will require significant advances in manufacturing technology.  We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes.  Moreover, developing these processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us to complete their development.  Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

          We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  To the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable PEM fuel cell products, power electronics and electric drive systems or significantly raise our cost of producing such products.  In addition, platinum is a key component of our PEM fuel cells.  Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity.  While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable PEM fuel cell products, or significantly raise our cost of producing such products.

We are dependent upon OEMs to purchase certain of our products.

          To be commercially useful, our PEM fuel cell products, power electronics and electric drive systems must be integrated into products manufactured by OEMs.  We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our PEM fuel cell products, power electronics or electric drive systems.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our PEM fuel cell products, power electronics and electric drive systems, and our financial results.

We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products, and electric drive systems.

          Our ability to penetrate the automotive market is critical to our future growth.  Although we have developed applications for our technologies in the power generation markets, these markets are much smaller than the automotive market.  For us to achieve our business plan our systems and products must be accepted and purchased by car, bus and other vehicle manufacturers.  While many vehicle manufacturers, especially DaimlerChrysler and Ford, have expressed interest in our PEM fuel cell products and electric drive systems, we cannot guarantee that this interest will continue or be acted on.  Each of these manufacturers has a strong investment in and commitment to the use of the ICE and also has invested in alternative technologies such as ICE Hybrids, that will compete with our PEM fuel cell products and electric drive systems.

          The integration of new technologies into production automobiles is a lengthy process.  The length of this process will affect any demand for our PEM fuel cell products and electric drive systems by automakers and, consequently, our financial position.

We are dependent on our relationships with our partners in the Vehicular Alliance.

          While, subject to certain limitations, DaimlerChrysler must buy exclusively from us all vehicular PEM fuel cells which it requires, and Ford must buy exclusively from us all vehicular PEM fuel cells and electric drive systems for fuel cell vehicles which it requires, there is no assurance that either of them will require or ever buy any PEM fuel cells or electric drive products in the future.  In addition, if we cannot meet the reasonable commercial product quantity and performance requirements of DaimlerChrysler or Ford and either (i) DaimlerChrysler, Ford or a competitor achieves commercial production of such products or systems, or (ii) it is after November 30, 2013, each of DaimlerChrysler or Ford is permitted to buy such products or systems from any of our competitors.

          As discussed in “Strategic Alliances – Vehicular Alliance”, in particular circumstances DaimlerChrysler and Ford each have the right to request licenses of our vehicular PEM fuel cell intellectual property (as of November 30, 2007 for DaimlerChrysler and as of December 31, 2011 for Ford) for use in their vehicles.  Depending upon the amount of the fee and royalty to be paid to us, a decision by either or both of DaimlerChrysler and Ford to manufacture under a license could have a material adverse effect on our business and financial results, as they would no longer be required to purchase that product or system from us.

Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

          PEM fuel cell powered vehicles run on a different fuel than the currently available gasoline.  Gasoline requires the development of additional technologies for its use with PEM fuel cells.  The construction of a system to deliver hydrogen or a suitable fuel containing hydrogen, requires significant investment by third parties.  There is no guarantee that an adequate fuel distribution infrastructure will be built.  We are relying on third parties, most of whom are heavily committed to the existing gasoline infrastructure, to build such an infrastructure.  If a fuel distribution infrastructure is built, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than drivers are willing to pay.  If drivers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop.

          Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored aboard vehicles to provide comparable range to that of an ICE.  Consumers may be unwilling to use hydrogen due to the perception that it is dangerous.

Regulatory changes could hurt the market for our products.

          Changes in existing government regulations and the emergence of new regulations with respect to PEM fuel cell products, power electronics and electric drive systems may hurt the market for our products.  Environmental laws and regulations in the U.S.  (particularly in California) and other countries have driven interest in vehicular PEM fuel cell systems and electric drive systems, and the deregulation of the electric utility industry in Japan and elsewhere has created market opportunities for our PEM fuel cell products in the stationary power generation market.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in PEM fuel cell products, power electronics and electric drive systems or favouring alternative technologies.  In addition, as PEM fuel cell products, power electronics and electric drive systems are introduced into our target markets, the U.S. and other governments may impose burdensome requirements and restrictions on the use of PEM fuel cells or the batteries used in some electric drive systems that could reduce or eliminate demand for some or all of our products.

Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

          As a result of DaimlerChrysler’s and Ford’s substantial ownership interests in us and our agreements with them, they have special rights with respect to the operation of our business.  Under the Vehicular Alliance, DaimlerChrysler and Ford, acting jointly, can require the removal of our Chief Technology Officer (or other officer to whom the persons responsible for research and development report), or our Vice President, Research & Development (or other officer to whom the persons responsible for intellectual property report).  In addition, as long as DaimlerChrysler and Ford maintain certain ownership levels in us, certain decisions of our board of directors, such as approval of our annual budget and approval of our annual business plan, must be approved by a majority of the directors which includes at least one of the directors appointed by DaimlerChrysler and Ford.  By exercising these rights, DaimlerChrysler and Ford may prevent us from taking certain actions, such as a change in our business plans, a strategic acquisition or disposal of certain assets of, or equity in, our subsidiaries, even if such action would be in the best interests of certain of our other shareholders.

Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interests of our shareholders.

          Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders.  For example, our articles of incorporation permit our board of directors to issue series of preferred shares without the need for shareholder approval.  In addition, certain provisions of the Vehicular Alliance, together with DaimlerChrysler and Ford’s ownership of us, may discourage third parties from attempting to acquire control of us.  Other provisions, including the standstill provisions, may discourage DaimlerChrysler and Ford from acquiring control of us.  These provisions may not be in our other shareholders’ best interests.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

          Failure to protect our existing intellectual property could seriously harm our business and prospects because we believe that developing new products that are unique to us is critical to our success.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents that we do have expire between 2007 and 2026.  We can provide no assurance that our present or future issued patents will protect our technological leadership or that our patent portfolio will continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that:

•	any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

          In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries.

          We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

          Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain a license from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

          We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

          We can provide no assurance that we would be successful in such development or acquisition or that such licenses would be available on reasonable terms.  Any such development, acquisition or license could require the expenditure of substantial time and other resources, and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

          As PEM fuel cell products, power electronics and electric drive systems have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

          Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells, advanced batteries and ICE Hybrids) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.  For example, vehicles powered by batteries can meet the ZEV requirements imposed by California and certain U.S. northeastern states, and vehicles powered by certain low emission ICEs and ICE Hybrids can receive partial credit toward the ZEV requirement.

          Within each of the PEM fuel cell product, power electronics and electric drive system markets, we also have a large number of competitors.  Across the world corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components, power electronics and electric drive systems.  Each of these competitors has the potential to capture market share in each of our target markets.

          Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

          Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the PEM fuel cell, power electronics and electric drive industries is highly competitive.  We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

We may not be able to continue granting equity-based compensation, which would negatively affect our cash consumption.

          A significant portion of the compensation we pay to our directors, officers and employees is in the form of equity-based compensation, including the issuance of common shares and the grant of options, deferred share units and restricted share units.   Our ability to conserve cash by providing equity-based compensation is dependent on our shareholders continuing to authorize our equity-based compensation plans. If our shareholders do not continue to authorize our equity-based compensation plans, we will be required to pay such compensation in cash, which will negatively affect our cash consumption and impact our financial statements.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

          Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

          Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our PEM fuel cell products.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

          Additional information regarding us may be found on SEDAR at www.sedar.com.  In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in our information circular for our most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2005, each interim financial statement issued after December 31, 2005, our management proxy circular and our Annual Report may, be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

GLOSSARY

In this Annual Information Form the following terms shall have the following meanings, where applicable:

Anode

the negative electrode in a fuel cell.  In a PEM fuel cell, the anode is a catalyzed structure which converts hydrogen fuel into electrons that are released to the external circuit and positively charged hydrogen ions (protons), which are drawn into the electrolyte.

Ballard® fuel cell	the PEM fuel cell developed by Ballard.

Catalyst	a material, such as platinum, which promotes or increases the rate of a chemical reaction without itself undergoing any permanent chemical change.

Cathode

the positive electrode in a fuel cell.  In a PEM fuel cell, the cathode is a catalyzed structure which converts oxygen, usually from the air, electrons received from the external circuit and protons from the electrolyte into water.

Current	the movement of electrical charge (electrons or ions) through a circuit.

Efficiency

the proportion of energy contained in a fuel which is converted by an energy conversion device into useful work, such as electricity.  In a fuel cell, efficiency describes the amount of chemical energy from the fuel which is converted into electrical energy as a result of the electrochemical process of combining hydrogen and oxygen gases to form water.

Electrochemical

refers to a process or a device in which chemical reactions take place at electrodes, resulting in the transfer of electrons to or from the reactants which, in a fuel cell, are hydrogen and oxygen gases.

Electrode	an electrically conductive structure in an electrochemical device which transfers electrons to or from reactant atoms or molecules.

Electrolyte

the medium in a fuel cell which provides the ion transport mechanism between the anode and cathode necessary to sustain the electrochemical process.  In a PEM fuel cell, the electrolyte allows the transport of positively charged hydrogen ions (protons) from the anode, where they are produced, to the cathode where they react with oxygen molecules and electrons to produce water.

Electron	the negatively charged component of an atom and the unit of negative electrical charge.

Fuel cell

an electrochemical device which, without combustion, converts the chemical energy of a fuel, usually hydrogen or a hydrogen-containing mixture, and oxygen, usually from the air, directly into electricity.

Fuel processor	a device which converts a hydrocarbon fuel, such as methanol, natural gas or petroleum, into a mixture of hydrogen and other gases.

Ion	an atom or a molecule that has acquired an electrical charge by the loss or gain of electrons.

Kilowatt (“kW”)	1,000 Watts, which is equivalent to approximately 1.34 horsepower.

Membrane electrode assembly (“MEA”)	the core of a PEM fuel cell, consisting of two electrodes, the anode and cathode, bonded on either side of the proton exchange membrane electrolyte to form a single structure.

Original equipment manufacturer (“OEM”)	an original equipment manufacturer of products.

Power density	the ratio of power output to weight or volume.

Proton

the positively charged component of the nucleus of an atom.  The positively charged hydrogen ion which remains when an electron is removed from a hydrogen atom is a proton.  The proton’s positive charge is equal in magnitude to that of the electron’s negative charge.

Proton exchange membrane (“PEM”)	a solid polymer membrane (a thin plastic film) which serves as the electrolyte in a PEM fuel cell.

Watt	a basic measure of electrical power.

Zero-emission vehicle (“ZEV”)

a vehicle as defined by regulations set by the California Air Resources Board that does not produce any air pollutants such as carbon monoxide, oxides of nitrogen, unburned hydrocarbons and particulates, but may produce carbon dioxide.

APPENDIX A

Audit Committee Mandate

Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process.  The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

More specifically the purpose of the Committee is to satisfy itself that:

A)

the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)

the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements which do not require full board approval;

C)

the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)

the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee and board of directors each have the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out and that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

Composition and Eligibility

A)

Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee.  Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Toronto Stock Exchange, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)

Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director.

G)

All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)

At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority.  The financial expert must have all of the following five attributes:

(i)	an understanding of GAAP or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

	(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

	(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

	(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings and Operations

A)

The Committee will meet at least four times per year.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions.  The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)

If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

C)

All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.  The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

D)

The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)	The minutes of all meetings of the Committee will be provided to the board of directors.

G)	The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

H)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

I)

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee.  The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

J)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

K)

The Committee may form and delegate authority to subcommittees.  In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review the Mandate of the Committee;

(v)

annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development & Compensation Committee to the board;

(vii)

establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

		a)	review and periodic approval of management’s risk philosophy and risk management policies;

		b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)

discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)	Interim Financial Statements

The Committee will, prior to their release, review interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors and approve their release.  This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii)

obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	discuss the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)

before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

(i)

appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.  The external auditors will report directly to the Committee, and the Committee and the board of directors each have the authority to terminate the external auditors’ engagement.  The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

	(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

	(iii)	annually review the representation letters given by management to the external auditors;

	(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

	(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)

approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries.  Specifically, the Committee must not allow the external auditors to provide the following services:

		a)	bookkeeping services;

		b)	financial information systems design and implementation;

		c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

		d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	a)	all critical accounting policies and practices;

	b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	c)	any other material written communications between the external auditors and management;

	d)	the internal quality-control procedures of the external auditors;

e)

any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

	f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)

ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report; and

	(iii)	review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1;

(ii)

reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)

ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

(i)

The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating and Compensation Committee, including, but not limited to, executive employment agreements and compensation matters.  A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)

receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of Common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

	(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all existing loans and advances to the Corporation’s executive officers or directors.

I)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

	(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller; and

	(iii)	annually review the audit of the expense reports of the Chairman of the Board of Directors and the CEO.

Performance Evaluation

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

          The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

A)	Financial Reporting Control Systems

(i)	Review with management any significant changes in financial risks facing the Corporation.		✓		✓			✓			✓

(ii)	Review with management procedures followed with respect to disclosure controls and procedures.		✓		✓			✓			✓

(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓

(iv)	Annually review the Committee mandate.			✓

(v)

Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.

✓

(vi)	Review the appointment of the financial senior executives of the Corporation.

(vii)

Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.

(viii)	Discuss and consider policies with respect to risk assessment and risk management.							✓

(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓		✓			✓			✓

B)	Interim Financial Statements

(i)	Review and approval of interim financial statements and MD&A.				✓			✓			✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

C)	Annual Financial Statements and Other Financial Information

(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓		✓			✓			✓

(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓		✓			✓			✓

(iii)

Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.

✓

(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓		✓			✓			✓

(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓

(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.			✓

(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓		✓			✓			✓

(viii)	Provide the board with a recommendation for approval of the annual financial statements.		✓

(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓		✓			✓			✓

D)	Relationship with External Auditors

(i)	Annually appoint (subject to shareholder approval) external auditor.			✓

(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.												✓

(iii)	Review representation letters given by management to external auditor.		✓

(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section F.

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.												✓

(vi)	Approve permissible non-audit services in advance.

(vii)	Review all fees paid to external auditors.		✓		✓			✓			✓

(viii)	Review performance against audit proposal plan.		✓

(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓		✓			✓			✓

(x)	Receive a report from the external auditor with respect to:

	(a) all critical accounting policies and practices;		✓

	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓

	(c) any other material written communications between the auditor and management;		✓

	(d) the internal quality-control procedures of the external auditors;		✓

(e)

any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and

✓

	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓

(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting

(xii)

Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

E)	Treasury

(i)	Review and approve the Treasury Policy.			✓

(ii)	Review the Quarterly Treasury Report.		✓		✓			✓			✓

(iii)	Review and approve the Foreign Exchange Policy.			✓

F)	Independence of External Auditors

(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓

(ii)

Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.

✓

(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.

(iv)

Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

(i)	Ensure that the Corporation has appropriate systems of internal control.

(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓		✓			✓			✓

H)	Related Party Transactions

(i)	Review and approve the Corporation’s related party transactions over US$60,000.		✓		✓			✓			✓		✓

(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.		✓		✓			✓			✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

I)	Other

(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines Policy.		✓

(ii)	Annually review the succession plans for the Corporation’s CFO and Controller.												✓

(iii)	Annually review the audit of expense reports of the Chairman of the Board of Directors and the CEO.			✓

J)	Performance Evaluation

(i)	Perform annual evaluation of its performance.												✓